Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

24/7 REAL MEDIA, INC.

at

$11.75 NET PER SHARE

by

TS TRANSACTION, INC.

an indirect wholly-owned subsidiary of

WPP GROUP PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, JUNE 27, 2007, UNLESS THE OFFER IS EXTENDED.

TS Transaction, Inc. (the “Purchaser”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of 24/7 Real Media, Inc., a Delaware corporation (the “Company”), at a price per Share of $11.75 net to the sellers in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated May 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 17, 2007, among Purchaser, WPP Group plc (“WPP”), and the Company (as may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving company (the “Merger”).

The Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer, Shares representing at least a majority of the total Shares outstanding on a fully diluted basis (calculated in accordance with the Merger Agreement). See Section 15—“Certain Conditions to the Offer.”

The Information Agent for the Offer is:

D.F. King & Co., Inc.

May 31, 2007

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IMPORTANT

Any stockholder of the Company wishing to tender Shares into the Offer must, prior to expiration of the Offer, either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and (x) mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer) together with certificates representing the Shares tendered or (y) follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request that its broker, dealer, commercial bank, trust company or other nominee effect the tender on its behalf. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender Shares.

A stockholder who desires to tender Shares and whose certificates representing the Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares by following the procedures for guaranteed delivery set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding Shares of common stock, par value $0.01 per Share, of 24/7 Real Media, Inc.

Price Offered Per Share:	$11.75 net to the sellers in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of June 27, 2007

Purchaser:	TS Transaction, Inc., an indirect wholly-owned subsidiary of WPP

24/7 Board Recommendation:	The board of directors of 24/7 Real Media, Inc. recommends that you accept the Offer and tender your Shares into the Offer

This summary term sheet highlights the most material provisions of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal before making any decision on whether to tender your Shares.

What securities are being sought?

•	All outstanding shares of common stock, par value $0.01 per share (“Shares”), of 24/7 Real Media, Inc. (“24/7” or the “Company”)

•	See “Introduction” for more information.

What price is being offered?

•

We are offering to purchase all of the outstanding Shares at a price per Share of $11.75 net to the sellers in cash, without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•	See “Introduction” for more information.

Who is offering to purchase my Shares?

•

TS Transaction, Inc. is offering to purchase your Shares. We were formed by WPP Group plc (“WPP”), a United Kingdom public limited company, for purposes of entering into a transaction with, and acquiring control of, 24/7, and consummating the Offer and the other transactions contemplated by the Merger Agreement. We have not conducted any activities to date other than activities incidental to our formation and in connection with the transactions contemplated by the Merger Agreement. We were formed in Delaware on May 10, 2007 and are an indirect wholly-owned subsidiary of WPP.

•	Unless the context requires otherwise, all references in this Summary Term Sheet to “Purchaser,” “we,” “us,” or “our” are to TS Transaction, Inc.

•	See Section 9— “Certain Information Concerning the Purchaser and WPP” for more information on us and our affiliates, including WPP.

Do 24/7 stockholders have to pay any brokerage or similar fees to tender their Shares?

•

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply.

•	See “Introduction” and Section 18—“Certain Fees and Expenses” for more information.

Why are we making the Offer?

•

We are making the Offer because we believe it is the most efficient and expedient method for obtaining control of the Company. Under the Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all the outstanding Shares. After the completion of the Offer and the satisfaction or waiver of certain conditions, we will merge with and into the Company, and the Company will be the surviving company. We refer to this as the “Merger.” The Offer allows stockholders to receive consideration for their Shares more promptly than if we had pursued a merger without first making a tender offer.

•	See “Introduction” and Section 12—“Purpose of the Offer; Plans for the Company” for more information.

Do we have the financial resources to make payment?

•

WPP and its subsidiaries will provide us with sufficient funds to purchase all Shares tendered in the Offer and to provide funding for the Merger and pay all related fees and expenses. The Offer is not conditioned upon any financing arrangements. WPP and its subsidiaries intend to provide us with the necessary funds to consummate the transactions contemplated by the Merger Agreement through working capital and commercial paper backed by a revolving credit facility.

•	See Section 13— “Source and Amount of Funds” for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we will have sufficient funds available to purchase all Shares tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger, which also will not be subject to any financing condition.

•	See Section 13—“Source and Amount of Funds” for more information.

How long do I have to decide whether to tender into the Offer?

•

You have until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, at the end of Wednesday, June 27, 2007, subject to the conditions to the Offer having been satisfied or waived at that time.

•

If you cannot deliver everything that is required in order to make a valid tender to Citibank, N.A., the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase.

See Section 3—”Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the Offer:

•	at the request of the Company if, at the then-scheduled expiration date of the Offer, any of the conditions to our obligation to accept for payment and pay for the Shares has not been satisfied or waived, until the earliest to occur of (i) the satisfaction or waiver of all conditions to the Offer; (ii) the reasonable determination by WPP that any condition to the Offer is not capable of being satisfied on or prior to October 31, 2007, as long as this inability to satisfy any condition is not caused by the breach by WPP or Purchaser of a provision of the Merger Agreement; and (iii) October 31, 2007; or

•

at the request of the Company for any period required by any rule or interpretation of the U.S. Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or any period required by applicable law.

We have also agreed in the Merger Agreement that following the expiration of the Offer we may in our sole discretion provide for one or more subsequent offering periods, if, as of the commencement of each period, the number of Shares acquired by us (together with other Shares then owned of record by us or our affiliates) is less than 90% of the then-outstanding Shares. A subsequent offering period, if included, is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer consideration.

•	See Section 1—“Terms of the Offer; Expiration Date” for more information.

How will I be notified if the Offer is extended?

•

If the Offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date the Offer is scheduled to expire.

What are the conditions to the Offer?

We are not obligated to purchase any tendered Shares if:

•

there has not been validly tendered and not properly withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which, when added to any Shares already owned directly or indirectly by Purchaser or WPP, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (calculated in accordance with the Merger Agreement) at the time of the expiration of the Offer;

•

any waiting period (and any extension), approval or clearance applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any applicable foreign competition statutes or regulations applicable to the Offer or Merger, including that of Germany, has not expired, been terminated or been obtained;

•

certain other conditions have not been satisfied, including conditions with respect to the accuracy of the representations and warranties of 24/7 set forth in the Merger Agreement, the compliance by 24/7 in all material respects with its covenants set forth in the Merger Agreement, the absence of any material adverse effect since May 17, 2007 with respect to 24/7, and the absence of certain legal proceedings or legal prohibitions related to our Offer or the Merger.

•	See Section 15—”Certain Conditions to the Offer” for more information.

How do I accept the Offer and tender my Shares?

•

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Citibank, N.A., the Depositary for the Offer, no later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

•	See Section 3—”Procedures for Accepting the Offer and Tendering Shares” for more information.

If I accept the Offer, when will I get paid?

•

If the conditions to the Offer as set forth in the Introduction and Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $11.75, promptly following our acceptance of the Shares in the Offer. In the case of Shares tendered by means of guaranteed delivery as described above under “How do I accept the Offer and tender my Shares,” you will receive your check promptly after you deliver the missing items.

•	See Section 2—”Acceptance for Payment and Payment” for more information.

Until when can I withdraw my previously tendered Shares?

•

You may withdraw all or a portion of your tendered Shares by delivering written or facsimile notice to the Depositary prior to the expiration of the Offer. Further, if we have not agreed to accept your Shares for payment within 60 days of the commencement of the Offer, you can withdraw them at any time after that 60-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn.

•

We may provide a subsequent offering period under the circumstances described above under the caption entitled “Can the Offer be extended and under what circumstances?”. In the event that we provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during this subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

•	See Section 1—”Terms of the Offer” and Section 4—”Withdrawal Rights” for more information.

How do I withdraw previously tendered Shares?

•

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•	See Section 4—”Withdrawal Rights” for more information.

What does the Company’s board of directors recommend with respect to the Offer?

•

The Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

•	See “Introduction” to this Offer to Purchase for more information.

If I do not tender but the Offer is successful, what will happen to my Shares?

•

If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per Share, without interest, as if you had tendered your Shares in the Offer (unless you properly demand appraisal rights under the Delaware General Corporation Law, which we refer to as the “DGCL,” as described below).

•

If as a result of the Offer or otherwise, we own more than 90% of the outstanding Shares, under the DGCL, we will be able to effect, and under the Merger Agreement we will be required to effect, the Merger without the affirmative vote of any other stockholders. In that case, as soon as practicable after consummation of the Offer, we will have 24/7 consummate a so-called “short-form merger,” pursuant to which each then-outstanding Share will automatically be converted into the right to receive cash equal to $11.75 per Share, without interest, which is the “Offer Price,” other than (i) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL; (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, which will be cancelled; (iii) Shares owned by WPP or Purchaser or any other wholly-owned subsidiary of WPP, which will be cancelled; (iv) restricted Shares outstanding at the effective time of the Merger and owned by a person whose primary place of residence or employment with the Company or any of its subsidiaries is in Austria, Belgium, Denmark, Eire Island, Finland, France, Germany, Greece, Italy, Luxemburg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom (a “European Person”), which restricted Shares will each be converted into restricted WPP ordinary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement); and (v) restricted Shares outstanding at the effective time of the Merger and owned by a person other than a European Person, which restricted Shares will each be converted into restricted WPP American depositary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement). If we acquire pursuant to the Offer at least a majority of the outstanding Shares on a fully diluted basis (calculated in accordance with the Merger Agreement), we may exercise our “top up” option under the Merger Agreement to the extent of available authorized Shares, under which we have the right, subject to certain terms and conditions, to purchase a number of Shares sufficient for us to own one Share more than 90% of the outstanding Shares on a fully diluted basis (calculated in accordance with the Merger Agreement) and promptly effect a short-form merger.

•

If we do not acquire sufficient Shares to complete a short-form merger, then 24/7 will call a stockholders meeting, at which stockholders can vote upon the Merger. If required by applicable law, a proxy or information statement complying with applicable requirements of the Exchange Act would be circulated to stockholders. At the stockholders meeting, if any, we will vote our Shares acquired in the Offer in favor of the Merger, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

•	See Section 11—”Transaction Documents” for more information.

If a majority of Shares are tendered, will the Company continue as a public company?

•

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger, and following the Merger, 24/7 will no longer be publicly owned. If for some reason we purchase Shares in the Offer and the Merger does not take place, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through the Nasdaq Global Market or any other securities market. If that occurs, there may not be a public trading market for the Shares, or any public trading market may be illiquid. In addition, it is possible that, following the Offer, the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Also, 24/7 may cease making filings with the SEC or cease to be required to comply with the SEC rules relating to publicly held companies.

•	See Section 7—”Effect of the Offer on the Market for the Shares; Nasdaq Listing” for more information.

Are appraisal rights available in either the Offer or the Merger?

•

Appraisal rights are not available in the Offer. After the Offer, if the Merger takes place, appraisal rights will be available to holders of Shares who did not tender into the Offer and who do not vote in favor of the Merger, subject to and in accordance with Section 262 of the DGCL. A holder of Shares must properly perfect its right to seek appraisal under Delaware law in connection with the Merger in order to demand appraisal rights. The value that you would receive if you perfect appraisal rights could be more or less than the price per Share to be paid in the Offer and the Merger.

•	See Section 16—“Certain Legal Matters; Required Regulatory Approvals” for more information.

What are the U.S. federal income tax consequences of the Offer and the Merger?

•

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares into the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares for such purposes. See Section 5—“Certain Material United States Federal Income Tax Consequences of the Offer and the Proposed Merger” for more information, including certain U.S. federal income tax consequences of the Offer and the Merger to non-U.S. holders. All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares into the Offer or receiving cash in exchange for Shares pursuant to the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws in their particular circumstances, and the possibility of back-up withholding being applicable to certain stockholders.

•	See Section 5—“Certain Material United States Federal Income Tax Consequences of the Offer and the Proposed Merger” for more information.

What is the market value of my Shares as of a recent date?

•

The closing price for the Shares on May 30, 2007, the last trading day prior to the date of this Offer, was $11.71. We advise you to obtain a recent quotation for your Shares prior to deciding whether or not to tender in the Offer.

•	See Section 6—“Price Range of the Shares, Dividends on the Shares” for more information.

Whom can I call with questions?

•	You can call D.F. King & Co., Inc., our Information Agent, at (888) 605-1958.

•	See Section 18—“Certain Fees and Expenses” for more information.

To the Holders of Shares of Common Stock of 24/7 Real Media, Inc.:

INTRODUCTION

TS Transaction, Inc., an indirect wholly-owned subsidiary of WPP Group plc (“WPP”) and a Delaware corporation ( the “Purchaser”), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of 24/7 Real Media, Inc., a Delaware corporation (“24/7” or the “Company”), at a price per Share of $11.75 net to the sellers in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 2007 (as may be amended from time to time, the “Merger Agreement”), by and among Purchaser, WPP and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving company (the “Merger”).

Tendering stockholders who are record owners of their Shares and who tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult the institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (as defined in this Offer to Purchase). The term “Minimum Condition” requires that there be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which represents at least a majority of the Fully Diluted Shares at the time of the expiration of the Offer. “Fully-Diluted Shares” means, as of a particular date, the sum of (i) all Shares outstanding on that date; and (ii) all Shares into which all securities convertible into or exercisable or exchangeable for Shares outstanding on that date are convertible, exercisable or exchangeable as of that date or would become convertible, exercisable or exchangeable after that date and on or before October 31, 2007 by reason of the Offer, the Merger or otherwise. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—”Certain Conditions to the Offer.”

The Company has informed us that, as of April 30, 2007, there were issued and outstanding (i) 51,367,238 Shares (excluding restricted Shares); (ii) 3,201,790 restricted Shares of which 9,833 Shares will have become unrestricted on or before October 31, 2007; (iii) options to purchase an aggregate of 6,164,221 Shares of which options to purchase an aggregate of 3,721,163 Shares will have become vested and exercisable on or before October 31, 2007; (iv) 525,192 Shares reserved for issuance upon exercise of outstanding warrants; and (v) 1,714,286 Shares reserved for issuance upon redemption of outstanding debentures. Based upon the foregoing, as of April 30, 2007, the Minimum Condition would be satisfied if 28,668,857 Shares were tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and Purchaser purchases Shares tendered in the Offer, Purchaser will be able to designate directors constituting a majority of 24/7’s board of directors (the “Company Board”). WPP intends to designate representatives to the Company board from among the directors and officers of the Purchaser and WPP. See Section 11—”The Transaction Documents (The Merger Agreement—Directors)”.

The Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Merger Agreement provides that, subject to certain conditions, Purchaser will be merged with and into 24/7 with 24/7 continuing as the surviving company (the “Surviving Company”), which will be indirectly wholly-owned by WPP. At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), other than (i) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL; (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, which will be cancelled; (iii) Shares owned by WPP or Purchaser or any other wholly-owned subsidiary of WPP, which will be cancelled; (iv) restricted Shares outstanding at the effective time of the Merger and owned by a person whose primary place of residence or employment with the Company or any of its subsidiaries is in Austria, Belgium, Denmark, Eire Island, Finland, France, Germany, Greece, Italy, Luxemburg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom (a “European Person”), which restricted Shares will be converted into restricted WPP ordinary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement); and (v) restricted Shares outstanding at the effective time of the Merger and owned by a person other than a European Person, which restricted Shares will be converted into restricted WPP American depositary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement).

Certain executives have executed employment agreements confirming that generally restrictions would not lapse on their restricted Shares and their unvested stock options would not vest, in connection with the transactions contemplated by the Merger Agreement, and providing that accelerated vesting upon a termination without Cause or a Good Reason termination (as defined in the existing documents) would not be triggered upon the consummation of the transactions contemplated by the Merger Agreement, but could be triggered under the definitions of Cause and Good Reason provided in their new employment agreements. See Section 17—“Employment and Compensation Arrangements” for a more detailed discussion of these employment agreements.

Lehman Brothers, Inc., 24/7’s financial advisor, has delivered to the Company Board a written opinion that, as of May 17, 2007, and based upon and subject to certain assumptions, qualifications and limitations set forth in the opinion, consideration of $11.75 per share, in cash, to be offered to the 24/7 stockholders in the Offer and the Merger is fair, to 24/7 stockholders. A copy of the opinion of Lehman Brothers, Inc. is included with 24/7’s Solicitation/Recommendation Statement on Schedule 14D-9 which has been filed by 24/7 with the SEC in connection with the Offer and is being mailed to the stockholders of 24/7 with this document. We recommend that 24/7 stockholders read the opinion in its entirety for a description of the procedures followed, the matters considered and the assumptions made by Lehman Brothers, Inc. in arriving at its opinion.

Consummation of the Merger is conditioned upon the approval of the Merger Agreement by the requisite vote of stockholders of the Company if required by the DGCL. Subject to the exception specified in the following paragraph, under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger. If Shares are purchased pursuant to the Offer, Purchaser will have sufficient Shares to ensure that the Merger Agreement is adopted by 24/7’s stockholders and Purchaser has agreed to vote these Shares to adopt the Merger Agreement.

If as a result of the Offer or otherwise, Purchaser owns more than 90% of the outstanding Shares, under the DGCL, Purchaser will be able to effect, and under the Merger Agreement will be required to effect, the Merger without the affirmative vote of any other stockholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will have the Company consummate a so-called “short-form merger,” pursuant to which each then-outstanding Share will automatically be converted into the right to receive the Merger

Consideration, other than (i) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL; (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, which will be cancelled; (iii) Shares owned by WPP or Purchaser or any other wholly-owned subsidiary of WPP, which will be cancelled; (iv) restricted Shares outstanding at the effective time of the Merger and owned by a European Person, which restricted Shares will be converted into restricted WPP ordinary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement); and (v) restricted Shares outstanding at the effective time of the merger and owned by a person other than a European Person, which restricted Shares will be converted into restricted WPP American depositary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement). If Purchaser acquires at least a majority of the Fully Diluted Shares pursuant to the Offer, Purchaser will have the right to exercise its “top-up” option under the Merger Agreement, to the extent of available authorized Shares, under which it has the right, subject to certain limitations, to purchase a number of Shares sufficient for Purchaser to own one Share more than 90% of the Fully Diluted Shares. The price for this “top up” option may be paid in cash and the issuance of a promissory note, bearing simple interest at 5% per annum and due and payable within seven business days of the closing of the exercise of the “top up” option, provided that an amount equal to the aggregate par value of the Shares issued pursuant to the “top up” option must be paid in cash. If Purchaser does not acquire sufficient Shares to complete a short-form merger, then the Company will call a stockholders meeting, at which stockholders can vote upon the Merger. We are required to vote our Shares in favor of the Merger. If required by applicable law, a proxy or information statement complying with applicable rules of the SEC would be circulated to stockholders. At the stockholders meeting, if any, Purchaser will vote its Shares acquired in the Offer in favor of the Merger, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

The Offer is made only for Shares and is not made for any options to acquire Shares. Vested but unexercised options outstanding at the effective time of the Merger will be converted into the right to receive an amount of cash (without interest) determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the exercise price of the option by (ii) the number of Shares the holder could have purchased had that holder exercised that option in full by payment of the exercise price in cash immediately prior to the effective time of the Merger. Unvested options to purchase Shares outstanding at the effective time of the Merger owned by a European Person will become options to purchase WPP ordinary shares and unvested options to purchase Shares outstanding at the effective time of the Merger owned by a person other than a European Person will become options to purchase WPP American depositary shares. Ordinary shares of WPP are traded on the London Stock Exchange and WPP American depositary shares are traded on the Nasdaq Global Market.

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—”Certain Material United States Federal Income Tax Consequences of the Offer and the Proposed Merger.”

THE OFFER

1. TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4— “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, June 27, 2007 (20 business days from the date of commencement of the Offer), unless the Company or Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined in the Introduction); (ii) the expiration or termination of all statutory waiting periods (and any extensions) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or under any applicable law analogous to the HSR Act or otherwise regulating antitrust, competition or merger control matters, in each case existing in foreign jurisdictions, including Germany (“Foreign Competition Laws”); and (iii) various other conditions described in Section 15—“Certain Conditions to the Offer.”

The Merger Agreement provides that Purchaser, at the request of the Company, must extend the Offer: (i) if at the then-scheduled expiration date of the Offer, any of the conditions to the Offer (the “Tender Offer Conditions”) has not been satisfied or waived until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) the reasonable determination by Purchaser that any condition to the Offer is not capable of being satisfied on or prior to October 31, 2007, so long as the inability to satisfy the condition does not result from any breach of any provision of the Merger Agreement by WPP or Purchaser, and (z) October 31, 2007; or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law. Following expiration of the Offer, Purchaser may, in its sole discretion, provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the commencement of each subsequent period, there will not have been validly tendered and not properly withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253(a) of DGCL. If effected, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A Subsequent Offering Period, if one is effected, is not an extension of the Offer, which already would have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer. Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 29, 2007 (except during any Subsequent Offering Period). If the initial offering period has expired and Purchaser initiates a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares (the “Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2—“Acceptance for Payment and Payment” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. However, unless otherwise provided by the Merger Agreement or previously approved by the Company in writing, (i) the Minimum Condition may not be waived; (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in Section 15—“Certain Conditions to the Offer,” or otherwise amends or modifies the Offer in any manner materially adverse to the holders of Shares; and (iii) the Offer may not be extended except as set forth in this Section 1—“Terms of the Offer; Expiration Date”.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions to the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement if required. This announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of those changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the bidder’s offer and (ii) the terms of the Merger Agreement, which require that Purchaser pay for Shares that are validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the Expiration Date.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the change. The Staff of the SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought (which modification would require the written consent of the Company) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of this decrease or increase is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of the tenth business day. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time on this day.

24/7 has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer and other offering materials to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and the other related documents will be mailed to record holders of Shares whose names appear on 24/7’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Purchaser reserves the right to transfer or assign to one or more of Purchaser’s affiliates, in whole or in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any transfer or assignment will not relieve Purchaser of its obligations under the Offer.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer,” Purchaser will accept for payment and pay for, as promptly as practicable following the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—”Certain Legal Matters; Required Regulatory Approvals.” If there is a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer; Expiration Date.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares”; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of this Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting the payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and these Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tenders. In order for a stockholder validly to tender Shares into the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at this address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and Share Certificates, if any, must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered, unless the holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares into the Offer and the Share Certificates evidencing the stockholder’s Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing the Shares or a Book-Entry Confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Book-Entry Confirmations or other required documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered into the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as that stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts for payment tendered Shares. Upon this appointment, all prior powers of attorney, proxies and consents given by a stockholder with respect to Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by that stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of 24/7’s stockholders, actions by written consent in lieu of any meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of the Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to the Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion of the amount of any payments pursuant to the Offer. In order to prevent this backup withholding with respect to payments of the Offer Price for Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with the stockholder’s correct taxpayer identification number (“TIN”) and certify that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares into the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate IRS Form W-8 (a copy of which may be obtained from the Depositary or downloaded from the IRS’ website) in order to avoid backup withholding. Those stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares into the Offer are irrevocable. However, Shares tendered into the Offer may be withdrawn at any time prior to midnight on the Expiration Date and, unless already accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 29, 2007 (except during any Subsequent Offering Period).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

During any Subsequent Offering Period (i) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer; Expiration Date.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification.

5. CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER

The following discussion summarizes certain material U.S. federal income tax consequences of the Offer and the Merger to stockholders of 24/7 whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of 24/7. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations, each as in effect as of the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect. Any change could alter the tax consequences described in this Offer to Purchase. We have not requested, and do not plan to request, any rulings from the IRS concerning the matters discussed in this Offer to Purchase. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any contrary position will not be sustained by a court.

This discussion applies only to stockholders of 24/7 who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to stockholders of 24/7 that are subject to special rules under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to the alternative minimum tax, persons whose functional currency is not the United States dollar, persons holding Shares as part of a hedge, straddle, constructive sale or conversion transaction, U.S. expatriates, and non-U.S. holders, as defined below, except to the extent described below. This summary also does not discuss any state, local, foreign or other tax considerations.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partnership or a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for U.S. federal tax purposes and that entity is holding 24/7 common stock, you should consult your tax advisor.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes one of the following:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used in this discussion, a “non-U.S. holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. holder as described in the bullets above.

An individual who is not a citizen or formally a resident of the United States nonetheless may, subject to certain exceptions, be deemed to be a resident of the United States with respect to a calendar year for U.S. federal tax purposes by virtue of being present in the United States on at least 31 days in the calendar year and on an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. resident aliens generally are subject to U.S. federal income tax as if they were citizens of the United States.

U.S. Holders

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who sells Shares into the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Assuming the Shares constitute capital assets in the hands of the U.S. holder, any gain or loss will be long-term capital gain or loss provided the U.S. holder’s holding period for the Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of non-corporate taxpayers generally are taxable at a maximum rate of 15%. Capital gains recognized on the deposition of Shares held for less than one year will be treated as short-term capital gain which generally is subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

A non-U.S. holder’s gain or loss from the sale of Shares into the Offer or receipt of cash in exchange for Shares pursuant to the Merger generally will be determined in the same manner as that of a U.S. holder. A non-U.S. holder generally should not be subject to U.S. federal income taxation on any gain or loss unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; (ii) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and certain other requirements are met; or (iii) the Shares constitute a “United States real property interest” under the Foreign Investment in Real Property Tax Act of 1980. 24/7 has advised Purchaser that it does not believe that its Shares constitute a United States real property interest based on the composition of its assets.

A non-U.S. holder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on the gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to the 30% branch profits tax on this effectively connected gain.

A non-U.S. holder who is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the disposition of Shares, which gain may be offset by United States source capital losses. In addition, the non-U.S. holder may be subject to applicable alternative minimum taxes.

If a non-U.S. holder is eligible for treaty benefits under an income tax treaty with the United States, the non-U.S. holder may be able to reduce or eliminate certain of the U.S. federal income tax consequences discussed above, such as the branch profits tax. Non-U.S. holders should consult their tax advisors regarding possible relief under an applicable income tax treaty.

Information Reporting and Backup Withholding

Backup withholding, currently imposed at a rate of 28%, and information reporting may apply to cash received pursuant to the Offer and the Merger. Backup withholding will not apply, however, to a holder who:

•	in the case of a U.S. holder, furnishes a correct TIN and certifies that it is not subject to backup withholding on the substitute IRS Form W-9 or successor form;

•	in the case of a non-U.S. holder, furnishes an applicable IRS Form W-8 or successor form; or

•	is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Backup withholding is not an additional tax and any amount withheld under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer or Merger may be subject to backup withholding.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER. HOLDERS OF SHARES

ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS OFFER TO PURCHASE IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6. PRICE RANGE OF THE SHARES, DIVIDENDS ON THE SHARES

The Shares are listed and traded principally on the Nasdaq Global Market (the “Nasdaq”) under the symbol “TFSM.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources:

	High	Low
Year Ended December 31, 2005:

First Quarter	$4.60	$2.76
Second Quarter	4.19	2.79
Third Quarter	7.23	3.85
Fourth Quarter	8.28	5.45

Year Ended December 31, 2006:

First Quarter	$10.80	$7.32
Second Quarter	11.79	6.72
Third Quarter	9.75	6.75
Fourth Quarter	10.49	7.56

Year Ended December 31, 2007:

First Quarter	$10.27	$7.22
Second Quarter (through May 30, 2007)	12.52	7.87

On April 20, 2007, the last full trading day prior to the transmission of WPP’s cash proposal of $11.75 per Share to the Company, the closing price per Share as reported on the Nasdaq was $8.35 per Share. On May 30, 2007, the last full trading day prior to the commencement of the Offer, the closing price per Share on the Nasdaq was $11.71 per Share.

Stockholders are urged to obtain a current market quotation for the Shares.

According to the Form 10-Ks filed by the Company with the SEC, the Company did not pay any cash dividends on the Shares in its fiscal years ended December 31, 2005 and December 31, 2006.

Under the Merger Agreement, the Company may not declare or pay dividends with respect to the Shares without WPP’s consent.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION.

General. The purchase of Shares under the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither WPP nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. According to Nasdaq’s published guidelines, a security must meet one of two maintenance standards for continued listing on the Nasdaq. The first maintenance standard requires that there be at least

$10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares, a minimum bid price of $1, at least 400 stockholders of 100 shares or more and at least two market makers for the shares. The second maintenance standard requires that either (a) the market value of listed securities be at least $50 million or (b) each of 24/7’s total assets and total revenue be at least $50 million; and that there be at least 1.1 million publicly held shares with an aggregate market value of at least $15 million, a minimum bid price of $1, at least 400 stockholders of 100 shares or more and at least four market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be publicly held for the purpose of the maintenance standards. If, as result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the Nasdaq requirements for continued listing and the listing of the Shares is discontinued, then the market for the Shares could be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by 24/7 to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to 24/7, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of 24/7 and persons holding “restricted securities” of 24/7 to dispose of those securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act.

Purchaser intends to seek to cause 24/7 to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for termination are met. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the Nasdaq (unless delisted as set forth in “Nasdaq listing” above) will be terminated following the completion of the Merger.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

General. The Company is a Delaware corporation with its principal offices located at 132 West 31st Street, 9th Floor , New York, New York, 10001. The telephone number for 24/7 is (212) 231-7100. According to its Annual Report on Form 10-K for the year ended December 31, 2006, 24/7 is a leading global digital marketing company, providing online advertising and search engine marketing strategies to meet the needs of a broad range of Web publishers and advertisers.

The Company has informed us that as of April 30, 2007, there were issued and outstanding (i) 51,367,238 Shares (excluding restricted Shares); (ii) 3,201,790 restricted Shares; (iii) options to purchase an aggregate of 6,164,221 Shares issued and outstanding of which an aggregate of 3,581,921 were vested and exercisable; (iv) 525,192 Shares reserved for issuance upon exercise of outstanding warrants; and (v) 1,714,286 Shares reserved for issuance upon redemption of outstanding debentures.

Available Information. The Shares are registered under the Exchange Act. Accordingly, 24/7 is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.

Certain information as of particular dates concerning 24/7’s directors and officers, their remuneration, stock options and other matters, the principal holders of 24/7’s securities and any material interest of those persons in transactions with 24/7 is required to be disclosed in 24/7’s proxy statements distributed to 24/7’s stockholders and filed with the SEC. These reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of this information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http: //www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Projections. In the course of the discussions between representatives of WPP and 24/7 (see Section 10), certain projections of future operating performance of 24/7 were furnished to WPP’s representatives. These projections of 24/7 were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The projections do not purport to present operations in accordance with US generally accepted accounting principles, and 24/7’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that 24/7 may achieve the results contained in the projections. The projections are included in this Offer to Purchase only because they were provided to WPP. Neither WPP, Purchaser nor 24/7, nor any of their financial advisors, assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of 24/7 which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of 24/7. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of WPP, Purchaser, 24/7 or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of WPP, Purchaser, 24/7 or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of 24/7 compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date the projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Set forth below is a summary of the projections. The projections should be read together with the financial statements of 24/7 which 24/7 files with the SEC.

Global Consolidated
Budget FY 2007 (in millions)
Total Revenue	$290
Gross Profit	$93
EBITDA (pre stock comp)	$32
Net Income	$4

Except as otherwise stated in this Offer to Purchase, the information concerning 24/7 has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although WPP and Purchaser do not have any knowledge that any this information is untrue, neither WPP nor Purchaser takes any responsibility for the accuracy or completeness of this information or for any failure by 24/7 to disclose events that may have occurred and may affect the significance or accuracy of any of this information.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND WPP.

Purchaser is a newly formed Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser was formed under the laws of the State of Delaware on May 10, 2007. The principal offices of Purchaser are located at the principal executive offices of WPP and its telephone numbers are those of WPP (which information is set forth below). Purchaser is an indirect, wholly-owned subsidiary of WPP.

WPP is a United Kingdom public limited company and is one of the world’s leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. WPP employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the Nasdaq 100 and more than 30 of the companies that comprise the Fortune e-50. As of May 16, 2007, WPP had a market capitalisation of approximately £9.3 billion (US$ 18 billion). WPP’s principal executive offices are located at 27 Farm Street, London W1J 5RJ, and its telephone number is +44 (0) 20 7408 2204.

WPP is subject to the informational filing requirements for a foreign private issuer of the Exchange Act and informational filing requirements of the United Kingdom Companies Act. WPP is required to file periodic reports with the SEC furnishing material information which WPP (i) makes or is required to make public pursuant to the laws of the United Kingdom; or (ii) files or is required to file with the London Stock Exchange and which was made public by that exchange; or (iii) distributes or is required to distribute to its shareholders relating to its business, financial condition and other matters. The reports and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. WPP’s filings are also available to the public on the SEC’s Internet site (www.sec.gov). Copies of these materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

WPP will also make information relating to the transaction available to the public on WPP’s Internet site (www.wpp.com/wpp/investor).

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors and executive officers of WPP and Purchaser are set forth in Schedule I of this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Purchaser or WPP, or to the knowledge of Purchaser or WPP, any of the persons listed in Schedule I or any associate or majority owned subsidiary of WPP or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or WPP, or to the knowledge of Purchaser or WPP, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, (i) none of Purchaser or WPP, or to the knowledge of Purchaser or WPP, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser, WPP, or any of WPP’s other subsidiaries or, to the knowledge of Purchaser or WPP, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officer, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, WPP, or any of WPP’s other subsidiaries or, to the knowledge of Purchaser or WPP, any of the persons listed in Schedule I, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Purchaser, WPP, or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, WPP, or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

In 2006, WPP and the Company engaged in discussions about a possible joint venture between the two companies and WPP conducted due diligence with respect to the Company. These discussions continued on a periodic basis and ended before any agreement was reached.

On April 15, 2007 Sir Martin Sorrell, Chief Executive Officer of WPP, contacted Mr. David Moore, Chairman and Chief Executive Officer of 24/7, to explore a possible transaction with WPP. David Moore indicated that the Company had retained Lehman Brothers, Inc. (“Lehman”) as its financial advisors and Proskauer Rose LLP (“Proskauer”) as its legal advisors to assist the Company Board with its decision to explore strategic alternatives to enhance stockholder value. Mr. Moore provided Sir Martin with the name of the lead banker at Lehman who was handling the sale process.

WPP retained Goldman, Sachs & Co. (“Goldman”) as its financial advisors and Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) and Davis & Gilbert LLP (“D&G”) as its legal advisors to assist WPP’s board of directors with its bid to acquire the Company. From April 16, 2007 to May 17, 2007 Goldman was in touch with Lehman. During this period, Goldman and Lehman organized due diligence sessions and discussed the timing and content of a preliminary offer. On April 17, 2007, the Company and WPP executed a confidentiality agreement in connection with the parties’ possible interest in exploring a transaction. By letter dated April 19, 2007, Lehman invited WPP to submit a proposal to acquire 24/7.

On April 19, 2007, WPP and its representatives were provided access to an electronic data room. On various dates during the last two weeks of April and the first week of May, WPP and its representatives conducted in-person due diligence sessions with the Company and its representatives regarding business and intellectual property issues. WPP continued its due diligence through the electronic data room and interactions with 24/7 and its representatives from April 19, 2007 until May 17, 2007.

On April 23, 2007, WPP submitted its bid letter to the Company, proposing an offer price of $11.75 and setting a two-week target for signing a Merger Agreement. On April 25, 2007, the Company informed WPP that it was a finalist in the auction process. An initial draft of the Merger Agreement prepared by Proskauer was distributed to WPP and its representatives on April 26, 2007.

Due diligence meetings between the Company’s management and representatives from WPP, together with representatives from Lehman and Goldman, were held on April 27 and April 29, 2007 at the offices of Lehman in New York City.

WPP reviewed the Merger Agreement with its advisors and sent Proskauer a revised version of the Merger Agreement on April 29, 2007. Between May 2, 2007 and May 17, 2007, WPP and its advisors and 24/7 and its advisors exchanged multiple drafts of the Merger Agreement and held a number of calls to negotiate the terms of the Merger Agreement and to discuss various issues, including outstanding diligence items, the compensation and benefits of 24/7 employees in connection with and following the transaction (including with respect to retention, severance and other employee benefit issues), the conduct of business between signing and closing, regulatory matters (including antitrust filings), conditions to the Offer, potential purchase of an outstanding debenture, and the termination fee. Lehman, Proskauer, and members of 24/7’s management continued to respond to diligence requests and inquiries from WPP through May 17, 2007.

On May 3, 2007, Sir Martin, Mr. Moore, Mr. Hsu, and their respective advisors attended a lunch at which the timing of the transaction and current and future plans for the business of the Company were discussed. Additional due diligence meetings between the Company’s management and representatives from WPP, together with representatives from Lehman and Goldman, were held on May 3 and May 4, 2007 at the offices of Lehman in New York City.

Additional due diligence meetings between the Company’s management and representatives from WPP, together with representatives from Lehman and Goldman were held on May 3 and May 4, 2007 at the offices of Lehman in New York City.

On May 5, 2007, WPP sent draft employment agreements for certain executives of the Company to Proskauer. On May 6, 2007, WPP’s legal advisors were contacted by Clifford Chance who had been engaged by senior management to assist them in negotiating their employment agreements with WPP. Clifford Chance, Fried Frank, and D&G exchanged multiple drafts of employment agreements and held a number of calls to negotiate the terms of the employment agreements.

On May 9, 2007, Fried Frank and Proskauer contacted Millennium Group, which is the beneficial owner of a 2% subordinated convertible debenture issued in September 2003 and due September 2009, with an aggregate principal face amount of $15.0 million, to discuss the repurchase of the debenture by the Company. The Company offered to purchase the debenture simultaneously with the closing of the Merger. On May 10, 2007, Millennium Group agreed to sell the debenture to 24/7 for $20.75 million, subject to certain adjustments, simultaneously with the closing of the Merger. See Section 11—“Transaction Documents (The Debenture Purchase Agreement)” for a more detailed discussion of the debenture repurchase.

On May 16, 2007, a committee of the board of directors of WPP unanimously approved the Merger Agreement negotiated between the parties and the transactions contemplated thereby.

On May 16, 2007, WPP was informed that, at a special meeting of the Company Board, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. On May 17, 2007, the executives and 24/7 executed the employment agreements. The term of employment under each of the employment agreements will commence upon the effective time of the Merger. See Section 17—“Employment and Compensation Arrangements” for a more detailed discussion of the employment agreements.

On May 17, 2007, 24/7, WPP, and Purchaser executed the Merger Agreement and each of 24/7 and WPP issued press releases announcing the execution of the Merger Agreement.

During the pendency of the Offer, WPP and Purchaser intend to have ongoing contacts with 24/7 and its directors, officers and stockholders.

11. TRANSACTION DOCUMENTS.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger

Agreement, a copy of which was filed as an exhibit to the Schedule TO, and is incorporated by reference. The Merger Agreement may be read and copied in the manner set forth in Section 8—“Certain Information Concerning the Company (Available Information).” You are encouraged to read the full text of the Merger Agreement for a complete understanding of the matters summarized below.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, and in any event within ten business days after the date of the Merger Agreement. The obligations of Purchaser to commence the Offer and to pay for Shares tendered into the Offer are subject to the satisfaction of certain conditions that are described in Section 15—“Certain Conditions to the Offer.” Purchaser reserves the right to waive any conditions to the Offer and to make any change in the terms of or conditions to the Offer. However, unless otherwise provided by the Merger Agreement or previously approved by the Company in writing: (i) the Minimum Condition may not be waived; (ii) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in Section 15—“Certain Conditions to the Offer,” or otherwise amends or modifies the Offer in any manner materially adverse to the holders of Shares; and (iii) the Offer may not be extended except as set forth below.

Furthermore, Purchaser, at the request of the Company, must extend the Offer: (i) if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer have not been satisfied or waived, until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) the reasonable determination by WPP that any condition to the Offer is not capable of being satisfied on or prior to October 31, 2007, so long as the inability to satisfy this condition does not result from any breach of any provision of the Merger Agreement by Purchaser or WPP, and (z) October 31, 2007, and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or any period required by applicable law. Following expiration of the Offer, Purchaser may, in its sole discretion, provide one or more Subsequent Offering Periods in accordance with Rule 14d-11 of the Exchange Act, if, as of the commencement of each Subsequent Offering Period, there has not been validly tendered and not properly withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253(a) of DGCL.

The Company Merger. The Merger Agreement provides that, at the effective time of the Merger, Purchaser will be merged into the Company, with the Company being the Surviving Company. Each Share outstanding at the effective time of the Merger will be converted into the right to receive the Offer Price other than (i) Shares that are owned by stockholders who have perfected and not properly withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL; (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, which will be cancelled; (iii) Shares owned by WPP or Purchaser or any other wholly-owned subsidiary of WPP, which will be cancelled; (iv) restricted Shares outstanding at the effective time of the Merger and owned by a European Person, which restricted Shares will each be converted into restricted WPP ordinary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement); and (v) restricted Shares outstanding at the effective time of the Merger and owned by a person other than a European Person, which restricted Shares will each be converted into restricted WPP American depositary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement.

If as a result of the Offer or otherwise, Purchaser owns more than 90% of the outstanding Shares, under the DGCL Purchaser will be able to effect, and under the Merger Agreement will be required to effect, the Merger without the affirmative vote of any other stockholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will have the Company consummate a so-called “short-form merger,” pursuant to which each then-outstanding Share (other than as described in the preceding paragraph) will automatically be converted into the right to receive cash equal to the Offer Price, without interest. If Purchaser acquires pursuant to the Offer at least a majority of the Fully Diluted Shares, Purchaser may exercise its option under the Merger Agreement (the “Top Up Option”) to the extent of available authorized Shares, under which it has the right, subject to certain limitations, to purchase a number of Shares sufficient for Purchaser to own one Share more than 90% of the Fully Diluted Shares. The price for the Top Up Option may be paid in cash and the issuance of a promissory note, bearing simple interest at 5% per annum and due and payable within seven business days of the closing of the exercise of the Top Up Option, provided that an amount equal to the aggregate par value of the Shares issued pursuant to the Top Up Option must be paid in cash. If Purchaser does not acquire sufficient Shares (in the Offer, pursuant to the Top Up Option, or otherwise) to complete a short-form merger, then the Company will call a stockholders meeting to vote upon the Merger. We are required to vote our Shares in favor of the Merger at this stockholders meeting. If required by applicable law, a proxy or information statement complying with the applicable rules of the SEC would be circulated to stockholders. Purchaser will vote its Shares acquired in the Offer, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

Company Options; Restricted Shares. At the effective time of the Merger, each option to purchase Shares (collectively, the “Company Stock Options”) under any stock option or equity compensation plan or agreement (collectively, the “Company Stock Plans”) that is neither vested nor exercisable and is outstanding immediately prior to the effective time of the Merger will cease to represent the right to acquire Shares and (i) Company Stock Options held by a European Person (“Europe Company Stock Options”) will be converted automatically into options to acquire WPP ordinary shares as provided below and (ii) Company Stock Options held by persons other than European Persons (“Non-Europe Company Stock Options”) will be converted automatically into options to acquire WPP American depositary shares as provided below. WPP will assume each outstanding and unvested Company Stock Option on substantially the same terms and conditions as were applicable to that Company Stock Option (including the vesting schedule and any acceleration of vesting pursuant to any Company employee plan as in effect on May 17, 2007). Certain executives have executed employment agreements confirming that their unvested Company Stock Options would not vest in connection with the transactions contemplated by the Merger Agreement and providing that accelerated vesting upon a termination without Cause or a Good Reason termination (as defined in the existing documents) would not be triggered upon the consummation of the transactions contemplated by the Merger Agreement, but could be triggered under the definitions of Cause and Good Reason provided in their new employment agreements. See Section 17—“Employment and Compensation Arrangements,” for a more detailed discussion of the employment agreements.

From and after the effective time of the Merger, the number of WPP ordinary shares purchasable upon exercise of each outstanding Europe Company Stock Option that was not vested at the effective time of the Merger will equal five times (i) the product of (x) the number of Shares subject to the Europe Company Stock Option on the date of the effective time of the Merger and (y) the Merger Consideration, divided by (ii) the WPP Volume Weighted Average Price (as defined below), rounded down to the nearest whole WPP ordinary share. The exercise price per WPP ordinary share under each of these Europe Company Stock Options will equal (i) the exercise price per Share at which the Europe Company Stock Option was exercisable immediately prior to the effective time of the Merger, divided by (ii) five times the quotient obtained by dividing (x) the Merger Consideration by (y) the WPP Volume Weighted Average Price, rounded up to the nearest whole cent.

From and after the effective time of the Merger, the number of WPP American depositary shares purchasable upon exercise of each outstanding Non-Europe Company Stock Option that was not vested at the effective time of the Merger will equal (i) the product of (x) the number of Shares subject to the Non-Europe Company Stock Option on the date of the effective time of the Merger and (y) the Merger Consideration, divided by (ii) the WPP Volume Weighted Average Price, rounded down to the nearest whole WPP American depositary share. The exercise price per WPP American depositary share under each of these Non-Europe Company Stock Options will equal (i) the exercise price per Share at which the Non-Europe Company Stock Option was exercisable immediately prior to the effective time of the Merger, divided by (ii) the quotient obtained by dividing (x) the Merger Consideration by (y) the WPP Volume Weighted Average Price, rounded up to the nearest whole cent.

As soon as reasonably practicable following the effective time of the Merger, and in no event later than fifteen business days after the effective time of the Merger, WPP will deliver to each holder of a Company Stock Option that was not vested at the effective time of the Merger an appropriate notice describing the terms of the assumption and conversion of Company Stock Options. This assumption and conversion of the Company Stock Options, to the extent reasonably practicable, will conform to the requirements of Section 409A of the Code and, with respect to any Company Stock Option that is an incentive stock option (within the meaning of Section 422 of the Code) immediately prior to the effective time of the Merger, Section 424(a) of the Code. “WPP Volume Weighted Average Price” means the volume weighted average price of a WPP American depositary share on the Nasdaq for the ten trading days immediately preceding the effective time of the Merger.

Effective as of the effective time of the Merger, by virtue of the Merger, each Company Stock Option that is vested, exercisable and outstanding immediately prior to the effective time of the Merger will be canceled and each holder will be paid for each vested Company Stock Option an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the exercise price of the Company Stock Option by (ii) the number of Shares the holder could have purchased had the holder exercised his or her option in full by payment of the exercise price in cash immediately prior to the effective time of the Merger. WPP and 24/7 will use their reasonable best efforts to provide the cash payments as soon as practicable, but within fifteen business days following the effective time of the Merger.

Effective as of the effective time of the Merger, by virtue of the Merger, each restricted Share of the Company (each a “Company Restricted Share”) outstanding immediately prior to the effective time of the Merger will be converted automatically into (i) with respect to Company Restricted Shares held by a European Person, that number of restricted WPP ordinary shares (“WPP Restricted Ordinary Shares”) equal to five times (x) the Merger Consideration, divided by (y) the WPP Volume Weighted Average Price (rounded down to the nearest whole share); or (ii) with respect to a Company Restricted Share held by a person other than a European Person, that number of restricted WPP American depositary shares (“WPP Restricted Depositary Shares”) equal to the (x) the Merger Consideration, divided by (y) the WPP Volume Weighted Average Price (rounded down to the nearest whole share). Each WPP Restricted Ordinary Share and WPP Restricted Depositary Share will remain subject to the same terms and conditions as were applicable to the Company Restricted Share from which it was converted (including vesting schedule and any acceleration of vesting pursuant to any Company employee plan as in effect on May 17, 2007) and will bear a legend containing the same restrictions on transferability. Certain executives have executed employment agreements confirming that generally restrictions would not lapse on their Company Restricted Shares in connection with the transactions contemplated by the Merger Agreement and providing that accelerated vesting upon a termination without Cause or a Good Reason termination (as defined in the existing documents) would not be triggered upon the consummation of the transactions contemplated by the Merger Agreement, but could be triggered under the definitions of Cause and Good Reason provided in their new employment agreement. See Section 17—“Employment and Compensation Arrangements” for a more detailed discussion of these employment or consent agreements.

WPP is required by the Merger Agreement to take all actions necessary for the assumption of Company Stock Options that are not vested at the effective time of the Merger and the provision of WPP Restricted Ordinary Shares or WPP Restricted Depositary Shares, including the reservation and listing of WPP American depositary shares as is necessary to effectuate the proposed transactions. WPP will file with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended, with respect to the WPP American depositary shares underlying the Non-Europe Company Stock Options and with respect to the WPP Restricted Depositary Shares promptly following the effective time of the Merger (and in no event later than fifteen business days after the effective time of the Merger). WPP will use reasonable best efforts to maintain the effectiveness of this registration statement for so long as the Non-Europe Company Stock Options and WPP Restricted Depositary Shares remain outstanding.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Purchaser and WPP, including representations and warranties relating to:

organization and good standing of the Company; subsidiaries; capitalization; authorization for, validity of and necessary action with respect to the Merger Agreement; absence of conflicts with organizational documents and contracts; governmental approvals and notices required in connection with the Merger Agreement; the Company’s SEC filings and financial statements; absence of certain changes; absence of undisclosed material liabilities; compliance with applicable laws and orders; litigation; taxes; employee benefit plans and ERISA; labor and employment matters; material properties and material tangible assets; environmental matters; intellectual property; real property; insurance policies; material contracts; taxes; financial statements; the opinion of the Company’s financial advisors; brokers fees; inapplicability of takeover statutes; privacy and security; and information provided by the Company for inclusion in the Offer documents, the proxy statement and the Schedule 14D-9. The Company has also made representations and warranties regarding the terms and conditions of agreements with certain technology clients and certain search and/or advertising clients.

Certain representations and warranties made by the Company provide for exceptions for items that would not reasonably be expected to have a Company Material Adverse Effect. A Company Material Adverse Effect means a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from or arising out of (i) any adverse effect (including any loss of or adverse change in the relationship of the Company and its subsidiaries with their respective employees, customers, distributors, licensors, partners, suppliers or similar relationship) arising out of or related to the announcement, pendency or consummation of the Offer or the Merger; (ii) general economic, market or political conditions (including acts of terrorism or war or other force majeure events) that do not disproportionately affect the Company and its subsidiaries, taken as a whole; (iii) general conditions in the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company and its subsidiaries, taken as a whole; (iv) any changes after May 17, 2007 in generally accepted accounting principles in the United States or applicable law; (v) any failure of the Company or any of its subsidiaries to take any action between signing and closing of the Merger Agreement as a result of interim restrictions or prohibitions on the Company’s actions agreed to by WPP and the Company as more fully described this Section 11—“The Transaction Documents (The Merger Agreement—Operating Covenants),” including WPP’s refusal to grant its consent to any of these restricted actions, (vi) any failure by the Company to meet internal or analysts’ expectations or projections (it being understood that any cause of any failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration in determining whether a Company Material Adverse Effect has occurred); or (vii) any proceeding made or brought by any holder of Shares, on any holder’s own behalf or on behalf of the Company, arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Representations and warranties contained in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement as of specific dates. The assertions embodied in these representations and warranties are qualified by information contained in the confidential disclosure schedules that the Company delivered in connection with signing the Merger Agreement. These disclosure schedules contain information that modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Company, on the one hand, and WPP, on the other hand, rather than establishing matters as facts. Accordingly, these representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of these representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

In the Merger Agreement, WPP has made customary representations and warranties to the Company, including representations and warranties relating to: organization and good standing of Purchaser and WPP; authorization for, validity of and necessary action with respect to the Merger Agreement; absence of conflicts with organizational documents and contracts; governmental approvals and notices required in connection with the Merger Agreement; information disclosed by WPP for the use in disclosure documents, including the Schedule TO and the Offer Documents; the availability of funds; litigation; and ownership of Shares.

Operating Covenants. The Merger Agreement provides that, between May 17, 2007 and the earlier of the termination of the Merger Agreement and the effective time of the Merger, except for matters expressly contemplated by the Merger Agreement, including as set forth on the Company’s disclosure schedules, the Company and its subsidiaries will carry on their respective businesses in the ordinary course consistent with past practice and will each use commercially reasonable best efforts to: (i) preserve intact its assets, including its intellectual property rights, and its business organization; (ii) maintain in effect all of its governmental authorizations; (iii) keep available the services of its present officers and executive and managerial employees; and (iv) maintain satisfactory relationships with its customers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with it.

In addition, between May 17, 2007 and the earlier of the termination of the Merger Agreement and the effective time of the Merger, except for matters expressly contemplated by the Merger Agreement, including matters set forth in the Company’s disclosure schedules, the Company and its subsidiaries are subject to customary operating covenants and restrictions under which they have agreed not to do any of the following:

•	amend the Company certificate of incorporation, bylaws or other comparable charter or organizational documents;

•

declare or pay any dividends (with limited exceptions), make any other distributions, purchase or redeem any Shares, or take any action that would result in any amendment, modification or material default under any indebtedness of the Company;

•	issue any Shares other than upon the exercise of outstanding Company Stock Options, warrants, and debentures and certain grants of stock options or restricted shares associated with new hires;

•	incur any capital expenditures, except for those contemplated by the capital expenditure budget for the Company, and not in excess of $7,000,000 in the aggregate;

•

acquire or commit to acquire (i) all or any substantial portion of a business or (ii) any assets (x) not provided for in the capital expenditure budget and involving a price in excess of $50,000 in the aggregate, or (y) that would adversely affect the ability of WPP or the Company to obtain approval of the Merger under the HSR Act, any Foreign Competition Law or any other applicable law;

•	enter into any joint venture, partnership or other similar arrangement;

•

sell, license, transfer, subject to any lien or otherwise dispose of any of its assets except (i) sales of inventory or used equipment in the ordinary course of business consistent with past practice; (ii) liens incurred in the ordinary course of business consistent with past practice; (iii) any license of intellectual property involving payments of less than $25,000 individually or $100,000 in the aggregate; and (iv) pursuant to contracts existing prior to May 17, 2007 and listed on the Company disclosure schedules;

•	adopt a plan of liquidation, merger, restructuring, recapitalization or other reorganization of the Company;

•

(i) grant to any current or former director, officer, employee or consultant of the Company or any of its subsidiaries any increase in compensation, bonus or other benefits, except (x) increases in connection with promotions of non-officer employees in the ordinary course of business consistent with past practice of not more than $20,000 individually or $200,000 in the aggregate; (y) annual merit increases in base salaries of non-executive employees in accordance with past practices of not more than 3% in the aggregate; and (z) increases required by applicable law or existing Company employee plans;

(ii) grant to any current or former director or executive officer of the Company or any of its subsidiaries any severance, change in control, retention or termination pay or benefits except in connection with actual termination in the ordinary course of any person to the extent required under applicable law or under the existing Company employee plans or existing policy; or (iii) adopt or amend any Company employee plan except for amendments as required under applicable law or pursuant to the terms of the plan;

•

except as required by generally accepted accounting principles in the United States or Regulation S-X under the Exchange Act, make any change in any method of accounting principles, method or practices;

•

repurchase, prepay or incur any indebtedness; issue and sell any rights to acquire any debt securities of the Company or any of its subsidiaries; enter into any “keep well” or other contract to maintain any financial statement or similar condition of any unaffiliated third party or enter into any arrangement having the same economic effect.

•	make any loans, advances or capital contributions to, or investments in any person, other than the Company or any of its subsidiaries;

•

terminate, amend or enter into any material contracts, contracts, other than ad-serving contracts, with a term longer than 12 months that are not terminable with notice of 90 days or less, or contracts (i) with an annual cost to the Company in excess of $500,000 or an aggregate cost to the Company in excess of $1,000,000 or (ii) reasonably expected to create annual gross profit for the Company in excess of $3,000,000;

•

make or change any material tax election, or any annual tax accounting method, principle or practice, except as required by generally accepted accounting principles in the United States, or file any material amended tax return, except as necessary to correct an error or mistake;

•	institute, settle, or agree to settle any proceeding pending or threatened before any arbitrator, court or other governmental authority;

•	fail to maintain and enforce all of Company’s material intellectual property rights;

•

waive, release or assign any claims or rights other than releases, made in the ordinary course of business consistent with past practices, of any customer claims or rights having a value of not more than $50,000 individually or $300,000 in the aggregate and only involving the release of payment obligations;

•

fail to cause the current insurance (or re-insurance) policies maintained by the Company or any Company subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse;

•

enter into or commit to enter into any contract which contains covenants of the Company or any of its subsidiaries which would prohibit or limit the ability of any of them, or WPP and any of its subsidiaries, from engaging in a line of business or industry or in business in a geographic area;

•	take any actions that would cause conditions to the Offer not to be satisfied;

•

take any action to exempt any person from any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (other than Purchaser, WPP and any of WPP’s subsidiaries);

•

take any action that would restrict or impair the ability of WPP or Purchaser to vote or otherwise exercise the rights and receive the benefits of a Company stockholder with respect to securities of the Company acquired or controlled or to be acquired or controlled by WPP or Purchaser;

•	terminate the Company’s Chief Executive Officer (“CEO”) or knowingly taking any action that would permit the CEO to terminate employment for good reason;

•

terminate the employment of certain officers and employees of the Company (except for Cause) or permit any action to be taken that would permit any of these individuals to terminate employment for Good Reason; or

•	authorize or enter into a contract or arrangement to take any of the foregoing actions.

No Solicitation Provisions. The Merger Agreement contains provisions prohibiting each of the Company and its subsidiaries, as well as their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives (“Representatives”), from, directly or indirectly:

•	soliciting the submission of an Acquisition Proposal (as defined below) or the making of any proposal that would reasonably be expected to lead to any Acquisition Proposal; or

•

engaging in any discussions or negotiations with, affording access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperating in any way with, any third party that is seeking to make, or has made, any Acquisition Proposal; or

•	amending or granting any waiver or release under any confidentiality, standstill or similar agreement with respect to the Company or any of its subsidiaries; or

•	approving any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	entering into any agreement in principle or other contract relating to any Acquisition Proposal.

The term “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer, proposal or indication of interest relating to any transaction or series of related transactions involving: (i) any acquisition or purchase by any third party of 20% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, respectively, of the Company, or any tender offer, including a self-tender offer, or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, respectively, of the Company; (ii) any merger, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, respectively, of the Company; (iii) any sale, lease, or disposition of 20% or more of the consolidated assets of the Company, measured by the lesser of book or fair market value thereof; or (iv) any liquidation, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, respectively, of the Company.

However, the Company Board may (i) subject to compliance with notice requirements relating to any Acquisition Proposal described below, engage in negotiations or discussions with any third party that has made a bona fide Acquisition Proposal in writing that (x) did not result from a breach or violation of the non-solicitation provisions described in the immediately preceding paragraph, and (y) the Company Board reasonably believes, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation, constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal. In these circumstances, the Company Board may (i) furnish to the third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement with terms not materially less favorable to the Company than those contained in the Confidential Disclosure Agreement dated as of April 17, 2007 between the Company and WPP (an “Approved Confidentiality Agreement”), (ii) following receipt of a Superior Proposal, make an Adverse Recommendation Change (as defined below), if it has first offered WPP the opportunity to match the Superior Proposal; and/or (iii) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in the case of each of clauses (i) and (ii), the Company Board may only take such actions if it determines in good faith by a majority vote, after considering the advice of outside legal counsel to the Company, that it is necessary to take the action to comply with its fiduciary duties under applicable law. Moreover, the Company Board will be entitled to make an Adverse Recommendation Change if it complies with its obligations to keep WPP informed of the details of the Superior Proposal, provides WPP with an opportunity to match the Superior Proposal and determines in good faith by a majority vote, after considering the advice of outside legal counsel to the Company, that it is necessary to take the action to comply with its fiduciary duties under applicable law. The Merger Agreement provides that nothing in the Merger Agreement will prevent the Company Board from complying with Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal.

The term “Adverse Recommendation Change” is the taking of any action or making of any public statement by the Company Board or any committee of the Company Board inconsistent with the Board Recommendation, or resolving or agreeing to take any of those actions. “Board Recommendation” means the Company Board’s agreement to (i) declare that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approve and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and vote in favor of the approval and adoption of the Merger Agreement and the Merger.

The Company will as promptly as practicable, and in any event within twenty-four hours, notify WPP orally or in writing of any Acquisition Proposal that the Company receives, which notification will include (i) the material terms and conditions of the Acquisition Proposal and (ii) the identity of the person making the Acquisition Proposal. The Company will promptly provide to WPP any non-public information concerning the Company that is provided to any other person in connection with any Acquisition Proposal which was not previously provided to WPP. The Company will keep WPP informed on a reasonably current basis, but in any event within twenty-four hours, of the status and material terms and conditions, including all amendments, of any Acquisition Proposal.

The Merger Agreement also provides that the Company Board will not effect any Adverse Recommendation Change with respect to an Acquisition Proposal or enter into a binding Superior Proposal unless (i) the Acquisition Proposal constitutes a Superior Proposal; (ii) the Company Board has (x) given WPP at least three business days’ notice in writing of its intent to take this action, specifying the material terms of the Superior Proposal and identifying the person making the Superior Proposal (it being understood that any amendment to the financial terms or other material amendment to the terms of the Superior Proposal will require the delivery of a new notice and the commencement of a new three business day period), (y) negotiated with WPP in good faith any amendment to the Merger Agreement proposed by WPP and (z) taken into account any amendment entered into or to which WPP irrevocably covenants to enter into and for which all internal approvals of WPP have been obtained, in each case, prior to the end of this three business day period; and (iii) the Superior Proposal thereafter remains a Superior Proposal.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal which did not result from a breach of the non-solicitation provisions described above, made by a third party which, if consummated, would result in the third party (or in the case of a direct merger between the third party or any subsidiary of the third party and the Company, the stockholders of the third party) owning, directly or indirectly, at least a majority of the outstanding Shares (so long as the third party is obligated to consummate a customary back-end merger, if applicable, pursuant to which any remaining holders of Shares are entitled to receive the same consideration) or all or substantially all of the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Company Board determines in good faith by a majority vote, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and other conditions to consummation: (i) provides greater value to the Company’s stockholders, other than WPP and its affiliates, than that provided by the Merger

Agreement, including any changes to the terms of the Merger Agreement or the Offer proposed by WPP in response to the Superior Proposal or otherwise; (ii) is not subject to any financing condition, and if financing is required, the financing is then fully committed to the third party or reasonably determined to be available by the Company Board; and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay, taking into account all financial, legal, regulatory and other aspects of the Acquisition Proposal.

Employment and Employee Benefits. The Merger Agreement provides that, for the period commencing on the effective time of the Merger and ending on December 31, 2008, the Surviving Company will maintain the compensation levels, including base salary, cash-based incentive opportunities, retirement, health and welfare benefits, but not any stock-based compensation or benefits, for the employees of the Company who remain employed after the effective time of the Merger (the “Company Employees”) that are, in the aggregate, no less favorable than the compensation levels in effect for the Company Employees on May 17, 2007. The Surviving Company will be entitled to amend or terminate any Company employee plan, including as necessary to conform with applicable law. WPP will treat the service of the Company Employees with the Company or any subsidiary of the Company attributable to any period before the effective time of the Merger as service rendered to WPP or any subsidiary of WPP for purposes of eligibility to participate, vesting and for other appropriate benefits including (i) applicability of minimum waiting periods for participation and (ii) calculation of benefits under severance, sick pay, and vacation pay programs and similar plans, but not for purposes of benefit accrual or as would result in a duplication of benefits. In addition, WPP will cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar plan of WPP to be waived with respect to the Company Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Company Employee participated immediately prior to the effective time of the Merger. Furthermore, any deductibles paid by Company Employee under any of the Company’s or its subsidiaries’ health plans in the plan year in which the effective time of the Merger occurs will be credited towards deductibles under the health plans of WPP or any subsidiary of WPP. WPP will make appropriate arrangements with its insurance carrier(s) to ensure this result. WPP and its Affiliates will be permitted to terminate the employment of any Company Employee for any reason at any time following the effective time of the Merger.

The Merger Agreement also provides that WPP will honor all employment, severance or similar contracts specifically disclosed to WPP.

Insurance and Indemnification. The Merger Agreement provides that Purchaser and the Surviving Company will, after the acceptance for payment of Shares pursuant to the Merger until the sixth anniversary of the effective time of the Merger, indemnify and hold harmless each person who, prior to and as of May 17, 2007, was a director or officer of the Company or any of its subsidiaries, or was party to an indemnification agreement (an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the effective time of the Merger, including acts or omissions in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, to the fullest extent permitted by the DGCL and any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on May 17, 2007.

The Surviving Company will either (i) maintain in effect for six years from the effective time of the Merger, at no expense to the beneficiaries, the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the effective time of the Merger, including the transactions contemplated by the Merger Agreement, so long as the annual premium for this policy would not be in excess of 300% of the last annual premium paid prior to the effective time of the Merger (this 300%, the “Maximum Premium”) or (ii) purchase a six year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain this endorsement for its full term. If the Company’s existing insurance expires, is terminated or canceled during the six-year period or exceeds the Maximum Premium, the Surviving Company will obtain as much directors’ and officers’ liability insurance as can be obtained for the remainder of this period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Persons than the Current D&O Insurance. Finally, the Company may, prior to the effective time of the Merger, purchase a Reporting Tail Endorsement. The Company may not pay more than six times the Maximum Premium for the Reporting Tail Endorsement.

For six years after the effective time of the Merger, the Surviving Company will maintain the same provisions in its certificate of incorporation and bylaws as are currently in the Company’s certificate of incorporation and bylaws regarding indemnification, advancement of expenses and exculpation of Indemnified Persons with respect to the facts or circumstances occurring at or prior to the effective time of the Merger, to the fullest extent permitted under DGCL, without amendment except as required by any applicable law or to enlarge the scope of the indemnification rights provided.

The Surviving Company will pay on an as-incurred basis the fees and expenses of any Indemnified Person, including the reasonable fees and expenses of counsel, in advance of the final disposition of any proceeding or investigation that is the subject of the right to indemnification, upon ten business days of receipt by the Surviving Company of a request for payment of fees and expenses. However the Indemnified Person must undertake in writing to reimburse the Surviving Company for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that the Indemnified Person is not entitled to indemnification.

Obligations to Cause Merger to Occur. The Merger Agreement requires each party to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement.

Governmental Approvals. The Merger Agreement requires the parties to (i) (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within twenty business days of May 17, 2007 and (y) make an appropriate filing pursuant to any applicable Foreign Competition Law with respect to the transactions contemplated the Merger Agreement as promptly as practicable and in any event within twenty business days of May 17, 2007 and (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable Foreign Competition Law and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or any applicable Foreign Competition Law as soon as practicable.

Directors. The Merger Agreement provides that, effective upon the acceptance for payment of any Shares pursuant to the Offer and subject to Section 14(f) of the Exchange Act and Rule 14f-1, WPP will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors pursuant to this Section, and (ii) the percentage that the number of Shares beneficially owned by WPP or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding. The Company will use reasonable best efforts to cause WPP’s designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will use reasonable best efforts to cause individuals designated by WPP to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Company Board, in each case to the fullest extent permitted by applicable law.

Following the election or appointment of WPP’s designees and until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by WPP (the “Continuing Directors”), or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under the Merger Agreement by WPP or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the terms or conditions of employees of the Company who remain employed after the effective time of the Merger. Following the election or appointment of WPP’s designees and until the effective time of the Merger, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director, if there is only one Continuing Director.

WPP intends to designate representatives to the Company Board from among the directors and officers of the Purchaser and WPP. Background information on these individuals is found on Schedule I to this Offer to Purchase.

Conditions to the Merger. The obligation of each party to consummate the Merger is subject to the satisfaction, at or prior to the closing of the Merger (the “Closing”), of the following conditions: (i) if required by the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares in favor of the approval and adoption of the Merger Agreement and the Merger will have been obtained; (ii) no applicable law or order will prohibit the consummation of the Merger; and (iii) Purchaser will have accepted for payment and paid for all of the Shares validly tendered into the Offer and not properly withdrawn. However, if the failure to satisfy the condition in the foregoing clause (iii) arises from WPP’s or Purchaser’s breach of any provision of the Merger Agreement, this condition will not be a condition to the obligation of WPP or Purchaser to consummate the Merger.

Termination. The Merger Agreement may be terminated at any time prior to Closing, notwithstanding any approval of the Merger Agreement by the stockholders of the Company, in accordance with any of the following:

•	by mutual written agreement of the Company and WPP;

•	by either the Company or WPP, if

(i) the Offer has not been consummated on or before October 31, 2007 (this right to terminate the Merger Agreement; however, will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by October 31, 2007);

(ii) there is any applicable law or order that has become final and non-appealable that (x) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (y) enjoins Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or the Company or WPP from consummating the Merger (the party seeking to terminate the Merger Agreement; however, must have used its reasonable best efforts to have this order lifted if and to the extent required by the Merger Agreement); or

(iii) if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (x) in the case of the Company will result in any condition to the Offer not being satisfied, and (y) in the case of a breach by WPP or Purchaser, will have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon WPP or Purchaser’s ability to consummate the Offer or the Merger, and in each case the breach is not reasonably capable of being cured or the condition is not reasonably capable of being satisfied within thirty days after the receipt of notice by the defaulting party from the non-defaulting party.

•	by WPP, if

(i) an Adverse Recommendation Change has occurred;

(ii) the Company has entered into a binding agreement, other than an Approved Confidentiality Agreement, relating to any Acquisition Proposal;

(iii) the Company or any of its Representatives has materially breached, or been deemed to have materially breached any of its no solicitation obligations under the Merger Agreement; or

(iv) prior to the purchase of Shares pursuant to the Offer (w) an Acquisition Proposal has been publicly announced or otherwise become publicly known, (x) the Minimum Condition has not been satisfied, at a time when all of the other conditions to the Offer are satisfied or waived, immediately prior to midnight on the expiration date of the Offer (as it may have been extended by Purchaser at the request of the Company), (y) WPP has provided notice to the Company of its intent to terminate the Merger Agreement prior to 6:00 a.m., New York City time, on the next business day after the expiration date of the Offer, and (z) the Company has not required Purchaser, by notice to Purchaser given prior to 9:00 a.m., New York City time, on the next business day after the expiration date of the Offer, to extend the expiration date of the Offer for up to ten business days (provided that the Company may not require Purchaser to so extend the expiration date of the Offer more than twice); or

•

by the Company, if prior to the acceptance for payment of the Shares under the Offer, the Company Board, in compliance with the terms of the Merger Agreement (i) makes an Adverse Recommendation Change or (ii) authorizes the Company to enter into a binding definitive agreement in respect of a Superior Proposal, other than an Approved Confidentiality Agreement (in the case of each of clause (i) and (ii) above; however, (x) the Company must be in compliance with the no solicitation provisions of the Merger Agreement, (y) immediately prior to termination of the Merger Agreement, the Company must pay the required Break-Up Fee as described in this Section 11—“Transaction Documents (The Merger Agreement-Break-Up Fee)” and (z) immediately following termination of the Merger Agreement the Company enters into the definitive agreement to effect the Superior Proposal).

Break-Up Fee. The Merger Agreement contemplates that a break-up fee of $24 million (the “Break-Up Fee”) will be payable by the Company to WPP under any of the following circumstances:

•

If WPP terminates the Merger Agreement (i) because of an Adverse Recommendation Change or (ii) because the Company entered into a binding agreement, other than an Approved Confidentiality Agreement, relating to any Acquisition Proposal, then the Company will pay the Break-Up Fee to WPP simultaneously with the occurrence of the termination.

•

If the Company terminates the Merger Agreement, because, prior to the acceptance for payment of the Shares under the Offer, the Company Board (i) makes an Adverse Recommendation Change or (ii) authorizes the Company to enter into a binding agreement, other than an Approved Confidentiality Agreement, relating to a Superior Proposal; and in each case, the Company was in compliance with the no solicitation provisions of the Merger Agreement obligations, then, immediately prior to termination of the Merger Agreement, the Company will pay the Break-Up Fee (and, immediately following termination of the Merger Agreement, the Company must enter into a definitive agreement to effect the Superior Proposal).

•

If WPP terminates the Merger Agreement because the Company or any of its Representatives has materially breached, or is deemed to have materially breached, any of the no solicitation provisions in the Merger Agreement and, within 12 months following the date of the termination, the Company has (x) consummated an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal which is consummated within 24 months following the date of the termination, then the Company will pay the Break-Up Fee to WPP within one business day of the consummation of the transaction. For purposes of this, the prior and the subsequent paragraphs, each reference to 20% or 80%, respectively, in the definition of “Acquisition Proposal” will be deemed to be 50%.

•

If WPP terminates the Merger Agreement because, prior to the purchase of the Shares pursuant to the Offer: (i) an Acquisition Proposal has been publicly announced or otherwise become publicly known; (ii) the Minimum Condition is not satisfied at a time when all other conditions to the Offer have been satisfied or waived; (iii) WPP has provided notice to the Company of its intent to terminate the Merger Agreement; and (iv) the Company has not required Purchaser to extend the Offer (which it may do, but not more than twice, each time for up to a ten business day period), and within 12 months following the date of the termination the Company has (x) consummated an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal which is consummated within

24 months following the date of the termination, then the Company will pay the Break-Up Fee to WPP within one business day of the consummation of the transaction.

Expenses. If the Merger Agreement is terminated by either the Company or WPP because of a breach by the other party of any representation, warranty, covenant or agreement, as described above under “Termination,” then the non-terminating party must pay to the terminating party, within two business days after the date of termination, the expenses of the terminating party and its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, up to $3,500,000.

Amendment. Except in circumstances when the authorization of Continuing Directors is required, any provision of the Merger Agreement may be amended or waived prior to the effective time of the Merger only if the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, after receipt of the affirmative vote of the holders of a majority of the outstanding Shares in favor of the approval and adoption of the Merger Agreement and the Merger, without the further approval of the Company’s stockholders, no amendment or waiver may be made or given if it requires the approval of the stockholders of the Company under the DGCL unless the required approval is obtained.

The following is a summary of the material provisions of other transaction documents. The description of these transaction documents does not purport to be complete and is qualified in its entirety by reference to the transaction documents themselves. Copies of the Debenture Purchase Agreement and the Confidentiality Agreement, in each case as defined below, have been filed with the SEC as exhibits to the Schedule TO and are incorporated by reference. The Debenture Purchase Agreement and the Confidentiality Agreement may be read and copied in the manner set forth in Section 8 under the heading “Available Information”. You are encouraged to read the full text of the Debenture Purchase Agreement and Confidentiality Agreement for a complete understanding.

The Debenture Purchase Agreement. On May 17, 2007, Millennium Group, the beneficial owner of a 2% subordinated convertible debenture due September 2009 with an aggregate principal face amount of $15.0 million, and 24/7 entered into an agreement (the “Debenture Purchase Agreement”) pursuant to which Millennium Group agreed to sell the debenture to 24/7 for $20.75 million simultaneously with the closing of the Merger. The debenture contains covenants, including restrictions on the payment of dividends and on the incurrence of senior indebtedness as well as provisions allowing the debenture to be converted into securities of the Surviving Company which were not acceptable to WPP. The Debenture Purchase Agreement also provides that Millenium Group (i) waives all of its rights, and all of the Company’s obligations, under certain restrictive covenants contained in the debenture, and (ii) agrees that (other than pursuant to the Debenture Purchase Agreement) it will not sell, assign, pledge, encumber or transfer the debenture or any interest in the debenture unless and until the Merger Agreement is terminated in accordance with its terms. The Debenture Purchase Agreement provides that, if the consideration per Share pursuant to the Merger Agreement is increased, the purchase price for the debenture will simultaneously be increased to an amount equal to (i) $20,142,857 times a fraction, the numerator of which is the increased per Share consideration, and the denominator of which is $11.75, plus (ii) $607,000. In the event a party unaffiliated with WPP commences a tender offer for all of the Shares at a per Share price higher than that provided in the Merger Agreement, Millennium Group has the right to convert the debenture in its entirety in order to tender all of the underlying Shares into the offer (and at the time of any conversion, all of the Company’s obligations under the Debenture Purchase Agreement and under the debenture, and all of Millenium Group’s rights under the Debenture Purchase Agreement and the debenture, will immediately terminate).

12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

General. The purpose of the Offer and the Merger is for WPP, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Purchaser will acquire all of the Shares not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell all of their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or having their Shares converted into the right to receive cash in the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company. If Purchaser purchases a majority of the Shares pursuant to the Offer, Purchaser will be entitled under the Merger Agreement to obtain pro rata representation on, and control of, the Company Board. See “The Merger Agreement—Directors” above.

If Purchaser does not acquire sufficient Shares to complete a short-form merger, holders of Shares will need to approve the Merger Agreement at a stockholders meeting. If required by applicable law, a proxy or information statement complying with applicable SEC rules would be circulated to stockholders. At the stockholders meeting, if any, Purchaser will vote its Shares acquired in the Offer in favor of the Merger, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

Following completion of the Offer and the Merger, WPP intends for the 24/7 businesses to continue to be run by its existing management within WPP, as part of WPP Digital, which manages WPP’s portfolio of direct investments in new media. WPP anticipates that strong operational links will be established with GroupM, WPP’s media investment management parent company, and with Kantar, WPP’s information, insight and consultancy parent company.

WPP believes the combination of 24/7 and WPP will enhance WPP’s assets and capabilities in digital marketing, delivering benefits to clients from WPP’s enhanced technologies. Specifically it will:

•	bring critical technology assets, people and skills to the enlarged WPP, which are increasingly important as digital media develops;

•	open up opportunities for WPP to enter new businesses by adding new capabilities in online media;

•

strengthen WPP’s position in the search engine marketing area, increasing search spend under management by $200 million, taking search volumes to more than $450 million and adding a robust technology platform for managing search; and

•	add digital revenue in Asia through its presence in Korea, Australia and Japan.

If a short-form merger is not effected, WPP plans to cause the Shares to be delisted from the Nasdaq and for the Shares to be eligible for termination of registration under Section 12(g)(4) of the Exchange Act, prior to the Merger.

Purchaser will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Purchaser will take those actions as it deems appropriate in light of the circumstances which then exist. As a result of this review, any or all of the plans described above may be subject to change.

13. SOURCE AND AMOUNT OF FUNDS.

WPP estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $680 million after giving effect to proceeds received, if any, in connection with the exercise of 24/7 warrants, debentures and options and excluding 24/7’s fees and expenses. Simultaneous with the Merger, 24/7 will repurchase the debenture for $20.75 million, subject to adjustment. WPP will ensure that Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. WPP and its subsidiaries have available the necessary funds from working capital and commercial paper backed by a revolving credit facility (the revolving credit facility agreement has been filed as an Exhibit to WPP’s Annual Report on Form 20-F filed on June 27, 2006).

THE OFFER IS NOT CONDITIONED ON PURCHASER’S OBTAINING OF FINANCING.

14. DIVIDENDS AND DISTRIBUTIONS.

During the period from May 17, 2007 to the earlier of the termination of the Merger Agreement or the effective time of the Merger, the Company and its subsidiaries may not, without the consent of WPP, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of the Company or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent.

15. CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provision of the Offer, Purchaser (i) is not required to accept for payment, or pay for, any tendered Shares; (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares; and (iii) may terminate or amend the Offer as to Shares not then paid for, in the event that (x) at the expiration of the Offer: (A) the Minimum Condition has not been satisfied; or (B) the waiting period, including any extension, applicable to the Offer and Merger under the HSR Act or any Foreign Competition Law has not expired or been terminated, or any affirmative approval of a governmental authority required under any Foreign Competition Law has not been obtained; or (y) immediately prior to acceptance of Shares for payment in the Offer, any of the following conditions exists:

•

any action is taken, or any applicable law or order is enacted, entered, enforced, issued or deemed applicable to the Offer or the Merger, by any governmental authority (other than the application of waiting period provisions of the HSR Act or any Foreign Competition Law to the Offer or the Merger) which (i) challenges or seeks to make illegal, delay materially or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by WPP or Purchaser or the consummation of the Offer or the Merger or seeks to obtain material damages in connection therewith; (ii) seeks to restrain or prohibit WPP’s ownership or operation (or that of its affiliates) of all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of WPP and its subsidiaries, taken as a whole, or to compel WPP or any of its affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of WPP and its subsidiaries, taken as a whole; or (iii) seeks, directly or indirectly, to impose material limitations on the ability of WPP or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Company acquired or owned by WPP, Purchaser or any of WPP’s other affiliates on all matters properly presented to the Company’s stockholders; or

•

(i) the representations and warranties of the Company contained in Section 5.05(a) and Section 5.05(c) of the Merger Agreement are not true in all but de minimis respects when made or at any time prior to the consummation of the Offer as if made at and as of that time (other than any representation or warranty that is made only as of a specified date, which need only to be true in all but de minimis respects as of that date); (ii) the representations and warranties of the Company contained in Sections 2.02(a)(i), 5.02, 5.04(i), 5.23 and 5.24, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, are not true in all respects when made or at any time prior to the consummation of the Offer as if made at and as of that time (other than any representation or warranty that is made only as of a specified date, which need only to be true in all respects as of that date), or (iii) any other representations and warranties of the Company contained in the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, are not true in all respects when made or at any time prior to the consummation of the Offer as if made at and as of that time (other than any representation or warranty that is made as of a specified date, which need only to be true in all respects as of that date). However, the condition set forth in clause (iii) of this paragraph will be deemed to have been satisfied unless the individual or aggregate impact of the failure to be true of the representations and warranties of the Company contained in the Merger Agreement would reasonably be expected to have a Company Material Adverse Effect; or

•

the Company has breached or failed to perform in any material respect any of its material obligations under the Merger Agreement and this breach or failure to perform has not been cured to the good faith satisfaction of WPP; or

•	any change or development, following the date of the Merger Agreement, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	an Adverse Recommendation Change has occurred and has not been withdrawn; or

•	the Company has entered into a binding agreement (other than an Approved Confidentiality Agreement) relating to any Acquisition Proposal and that agreement remains in effect; or

•	the Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the benefit of WPP and Purchaser and subject to the terms and conditions of the Merger Agreement, may be asserted by WPP or Purchaser regardless of the circumstances giving rise to any conditions and may be waived by WPP or Purchaser in whole or in part at any time, and from time to time, in either’s sole discretion. The failure by WPP or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right. Each right will be deemed an ongoing right which may be asserted at any time, and from time to time.

16. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

General. Except as otherwise set forth in this Offer to Purchase, Purchaser is not aware of (i) any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) any approval or other action by any governmental authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any governmental authority that would be required for Purchaser’s acquisition or ownership of the Shares.

Antitrust Compliance.

Based upon information available from the Company, we do not believe the Offer or the Merger would be anti-competitive or otherwise contrary to substantive antitrust laws in the United States or in any foreign jurisdiction.

United States. The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the HSR Act.

Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form and observe a 15 day waiting period following Purchaser’s filing prior to Purchaser’s acquisition of the Shares. During the 15 day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the “Antitrust

Division”) and the Federal Trade Commission (the “FTC”), will examine the legality under the antitrust laws of Purchaser’s acquisition of the Shares. At any time prior to the expiration of the 15 day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser’s acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. WPP and the Company each submitted the HSR application on May 29, 2007.

Germany. Under the German Act against Restraints on Competition (“ARC”), the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period that is commenced by the filing by WPP of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies WPP within the one month waiting period of the initiation of an in-depth investigation. WPP filed the German Notification on May 25, 2007. If the FCO initiates an in-depth investigation, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies WPP within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The approval can be granted subject to conditions and obligations; in which event the purchase of Shares pursuant to the Offer may only be consummated after the conditions and obligations are met.

Other Foreign Jurisdictions. It may be necessary to make filings in addition to those enumerated above with governmental entities in foreign jurisdictions relating to the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that any of the governmental entities will not challenge the acquisition of the Shares on competition or other grounds and, if a challenge is made, the results cannot be predicted.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to the acquisition of securities of corporations which are incorporated, or which have substantial assets, stockholders, principal executive offices or principal places of business, in these states.

Section 203 of the DGCL (the “Takeover Statute”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. In accordance with the Takeover Statute, the Company Board has approved the Merger Agreement and the transactions contemplated under the Merger Agreement.

Appraisal Rights. The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares that do not tender their Shares in the Offer at the effective time of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Company do not agree on the fair value, the stockholder will have the right to a judicial determination of fair value of the stockholder’s Shares and to receive payment of this fair value in cash, together with any interest as determined by the court. Fair value is determined exclusive of any element of value arising from the accomplishment or expectation of the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

This summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the full text of Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of appraisal rights.

Certain Litigation

Subsequent to the announcement of the Merger Agreement, on May 29, 2007, John Maybin filed a complaint (the “Maybin Complaint”) captioned John Maybin v. David J. Moore et, al., Index No. 07601785, in the Supreme Court of New York County, New York. The Maybin Complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of shares, except defendants and their affiliates, and names as defendants the Company and its directors. The Maybin Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, (i) preliminary and permanent injunctions prohibiting consummation of the Merger, (ii) rescinding, to the extent already consummated, the merger and (iii) awarding plaintiff the costs and disbursements of the action, including attorneys’ and experts’ fees. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(10), which is incorporated herein by reference. The Company has advised WPP that it believes the claims asserted by plaintiff are without merit and intends to defend this action vigorously.

17. EMPLOYMENT AND COMPENSATION ARRANGEMENTS

Employment Agreements

Currently, certain of the Company’s executive officers are party to employment agreements that provide for severance benefits upon termination of employment by the Company without Cause (as defined in such employment agreements). David J. Moore, the Chairman and Chief Executive Officer of the Company, would receive one year of base salary (payable in the form of salary continuation), one year of medical and dental coverage and a prorated portion of his target bonus for the year of termination, along with a lump sum payment equal to 50% of his target bonus for the year of termination. Jonathan K. Hsu, the Chief Operating/Financial Officer of the Company, would receive nine months of base salary (payable in the form of salary continuation), nine months of medical and dental coverage and a prorated portion of his target bonus for the year of termination, along with a lump sum payment equal to 100% of his target bonus for the year of termination. Oleg Vishnepolsky, the Chief Technology Officer of the Company, would receive three months of base salary (payable in the form of salary continuation) and three months of medical and dental coverage and a prorated portion of his target bonus for the year of termination. In addition, pursuant to the terms of the Company’s incentive compensation arrangements, all of Mr. Moore’s, Mr. Hsu’s and Mr. Vishnepolsky’s unvested Company Stock Options and Company Restricted Shares would have vested in the event of a termination by the Company without Cause or by the officer for Good Reason within two years following a change of control. For the purposes of vesting of Company Stock Options and Company Restricted Shares, “Good Reason” was defined in the compensation committee minutes generally to mean (i) a material reduction in title, authority, duties or responsibilities (including a change in role or title for specified executives); (ii) the assignment of materially inconsistent duties or responsibilities; (iii) failure by the Company to pay amounts due to the employee; (iv) relocation of the employee’s principal place of business by more than 25 miles without prior written consent; (v) failure by the Company to obtain an agreement by a successor to assume or perform the employee’s employment agreement, if applicable; or (vi) any material breach of the employee’s employment agreement. Cause in the existing employment agreements was defined generally to mean: (i) conviction of (or pleading nolo contendere to) a felony or a crime involving fraud, misappropriation, or embezzlement; (ii) refusal to attempt to properly perform obligations under such employment agreement or follow any direction of the Chief Executive

Officer (in the case of Mr. Hsu and Mr. Vishnepolsky) or the Company’s Board of Directors (in the case of Mr. Moore), which in either case is not remedied within 10 business days, provided that refusal to follow a direction shall not be Cause if the Executive in good faith reasonably believes that such direction is not legal, ethical or moral; (iii) gross negligence with regard to duties or willful misconduct with regard to the business, assets or employees of the Company that is materially injurious to the financial condition or business reputation of the Company; or (iv) any other breach of a material provision of such employment agreement that is incurred by the Executive within 20 business days or such longer period as may be reasonably necessary to remedy the default, provided that the Executive endeavors in good faith to remedy the default. The vesting of these Company Stock Options and the lapsing of restrictions on these Company Restricted Shares will, following the Merger, be governed by the terms of new employment agreements entered into in connection with the Merger and described below.

In connection with the execution of the Merger Agreement, the Company entered into new employment agreements (the “Agreements”) with David J. Moore, Jonathan K. Hsu and Oleg Vishnepolsky (collectively, the “Executives”). In the event that the Merger Agreement is terminated, each of the Agreements becomes null and void.

The Agreements are each for an initial term commencing as of the effective time of the Merger and expiring on the first anniversary of the effective time of the Merger. During the 12 month period following such initial term, the term of each Executive’s employment by the Company automatically continues unless terminated by either the Company or the Executive upon six months notice, and subsequent to the 12 month period following the initial term, the term of each Executive’s employment automatically continues unless terminated by either the Company or the Executive upon three months notice. Notice may not be given prior to the expiration of the initial term.

In each Agreement, the Executives acknowledged and agreed to the treatment of their unvested Company Stock Options and unvested Company Restricted Shares as follows: The Executives’ unvested Company Stock Options will not vest and restrictions on Company Restricted Shares will not lapse on a change of control (i.e., on the consummation of the transactions contemplated by the Merger Agreement). However, such Company Stock Options will vest and the restrictions on Company Restricted Shares will lapse upon a termination of employment by the Company without Cause or by the Executive for Good Reason within the first two years of the term or due to death or disability. The definitions of “Cause”, “Good Reason” and “Disability” for purposes of determining whether such unvested Company Stock Options will vest and the restrictions on such Company Restricted Shares will lapse are contained in the Agreement for each Executive and are described below.

Pursuant to Mr. Moore’s Agreement, Mr. Moore shall be employed in the position of Chief Executive Officer of the Company, will receive a base salary of $300,000 per annum (unchanged from Mr. Moore’s current salary) and will be eligible to receive bonus compensation based on achieving targeted Company objectives as outlined in his Agreement. During the term of Mr. Moore’s Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan.

Pursuant to Mr. Hsu’s Agreement, Mr. Hsu shall be employed in the position of Chief Operating/Financial Officer of the Company, will receive a base salary of $275,000 per annum (unchanged from Mr. Hsu’s current salary) and will be eligible to receive bonus compensation based on achieving targeted Company objectives as outlined in his Agreement. During the term of Mr. Hsu’s Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan. On the first date following the effective time of the Merger that WPP grants restricted stock to its employees generally, Mr. Hsu shall be granted restricted stock with a market value on the date of grant of $125,000, which shall vest in two equal installments on the first and second anniversary of the effective time of the Merger. In addition, within 30 days following the effective time of the Merger, the Company is required to pay to Mr. Hsu a cash bonus of $125,000.

Pursuant to Mr. Vishnepolsky’s Agreement, Mr. Vishnepolsky shall be employed in the position of Chief Technology Officer of the Company, will receive a base salary of $250,000 per annum (increased from his current salary of $200,000) and will be eligible to receive bonus compensation based on achieving certain technology development objectives as outlined in his Agreement. During the term of Mr. Vishnepolsky’s Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan.

In the event of termination of the Executive’s employment by the Company without Cause, by the Executive for Good Reason or due to Disability (each as defined in the applicable Agreement and described below) or the Executive’s death, the Executive (or his legal representative, as applicable) shall be entitled to continue to receive from the Company (i) severance in the form of his applicable salary when otherwise payable during the period commencing on the day after termination and ending (A) in the case of Mr. Moore and Mr. Hsu, on the first anniversary of termination, and (B) in the case of Mr. Vishnepolsky, on the date that is six months after termination, provided that such salary shall be offset by disability benefits following a termination for Disability, (ii) a pro rata portion of any bonus to which he was entitled, (iii) continued participation in certain welfare benefit plans on the same basis as an active employee until the earlier of (1) in the case of Mr. Moore, 18 months, in the case of Mr. Hsu, 12 months, and in the case of Mr. Vishnepolsky and Mr. Smith, six months, from the termination date, and (2) the date such coverage is obtained from a subsequent employer, and (iv) outplacement services for three months. Additionally, if such termination is during the first two years of the term, then (x) restrictions on each share of Company Restricted Shares held by the Executive that were rolled over into WPP restricted stock will lapse and any unvested Company Stock Options held by the Executive that were rolled over into WPP stock options will vest, and (y) Mr. Moore and Mr. Hsu will also receive a lump sum payment equal to his then applicable annual salary. All severance payments are subject to the execution of a release, and any payment required to be made to an Executive as a result of termination of employment shall be paid subject to any delay required by Section 409A of the Internal Revenue Code, as amended.

“Cause” in the Agreement is defined as (i) repeated refusal or willful failure to perform principal duties and responsibilities, (ii) willful misappropriation of funds or property of the Company, (iii) use of alcohol or illegal drugs which interfere with the Executive’s obligations under the Agreement, (iv) conviction in a court of law for, or the entering a plea of guilty or no contest to, a felony or any crime involving moral turpitude, fraud, dishonesty or theft, (v) willful material nonconformance with the Company’s written policies against racial or sexual discrimination or harassment, (vi) commission of any willful act which materially injures or could reasonably be expected to materially injure the reputation, business or business relationships of the Company or its affiliates, (vii) a material breach of the restrictive covenant undertakings contained in the Agreement, or (viii) any other willful and material breach of the terms of the Agreement. Clauses (i), (v), (vii) and (viii) of Cause provide the Executive the opportunity to cure the applicable breach (if such breach is capable of being cured).

“Good Reason” in the Agreement is defined as: (i) material reduction in title or duties and responsibilities or the assignment of duties materially inconsistent with such title or duties and responsibilities, (ii) reduction in salary or the target bonus amount for the 2007 calendar year or failure to pay any amounts due under the Agreement, (iii) relocation, without consent, of the Executive’s principal place of employment to a location that is more than 25 miles from the Company’s current offices in New York City, (iv) failure of the Company to obtain an assumption of the Agreement from a successor to all or substantially all of the assets or business of the Company, or (v) any other material breach of the terms of the Agreement. The change in the Company’s status from an independent public company to a subsidiary of WPP in connection with the Merger, and the corresponding change in the Executive’s duties and responsibilities will not constitute Good Reason. Clauses (i), (ii) and (v) of Good Reason provide the Company the opportunity to cure the applicable breach (if such breach is capable of being cured).

“Disability” is defined as the applicable Executive’s inability to perform his duties by virtue of illness or physical or mental incapacity or disability in substantially the manner and to the extent required under his Agreement prior to the commencement of such disability for a period of 120 days or more, whether or not continuous, in any continuous period of 180 days.

While employed by the Company and for one year following termination, the Executives are bound by non-competition covenants. The Company is entitled to extend the duration of such non-competition covenants for Mr. Moore and Mr. Hsu, in the Company’s sole discretion, until a date no later than the second anniversary of the termination date, provided that the Company pays such Executive his base salary, as in effect on the termination date, during such extended period. While employed by the Company and for two years following termination, the Executives are bound by non-solicitation, non-hire and non-servicing covenants. The Executives are bound by confidentiality obligations indefinitely and each Executive is required to disclose to the Company all inventions and technical innovations which relate to the Company’s business and all such intellectual property will be the sole property of the Company.

18. CERTAIN FEES AND EXPENSES.

D.F. King & Co., Inc. has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all of these services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Citibank N.A. has been retained by Purchaser as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

19. MISCELLANEOUS.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares. This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or its acceptance would not be in compliance with the securities or other laws of the jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid law prohibiting the making of the Offer or the acceptance of the Shares pursuant to the Offer, Purchaser will make a good faith effort to comply with the applicable law. If, after a good faith effort Purchaser cannot comply with any applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in the jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8—“Certain Information Concerning the Company.”

SOLICITATION OF PROXIES

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY’S STOCKHOLDERS. ANY SOLICITATION WHICH PURCHASER OR ANY OF ITS AFFILIATES MIGHT SEEK WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

TS TRANSACTION, INC.

May 31, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND WPP

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser and WPP are set forth below. WPP Group USA, Inc. (“WPP USA”) is a wholly owned subsidiary of WPP and a holding company for the WPP North American group. None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

1.	TS Transaction, Inc.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Thomas O. Neuman	Senior Vice President—Taxes, WPP USA. Tom Neuman was appointed Senior Vice President—Taxes in 2001. Mr. Neuman is also a Director and Senior Vice President—Taxes of Young & Rubicam Inc. and TS Transaction, Inc., both of which are indirect wholly owned subsidiaries of WPP Group plc. Mr. Neuman is a citizen of the United States.	The address of WPP Group USA, Inc. is 125 Park Avenue, New York, New York 10017. The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-6401.

Mary Ellen Howe	Director, Chief Financial Officer, Vice President and Secretary, WPP USA. Mary Ellen Howe was appointed Chief Financial Officer in 1997. Ms. Howe is also a Director of Young & Rubicam Inc. and TS Transaction, Inc. and Vice President and Secretary of Young & Rubicam Inc. Ms. Howe is a citizen of the United States.	The address of WPP Group USA, Inc. is 125 Park Avenue, New York, New York 10017. The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-6401.

Kevin Farewell	Vice President—Senior Tax Counsel, WPP USA. Kevin Farewell was appointed Vice President—Senior Tax Counsel in 2001. Mr. Farewell is also the Vice President and Senior Tax Counsel of Young & Rubicam Inc. and the Secretary of TS Transaction, Inc. Mr. Farewell is a citizen of the United States.	The address of WPP Group USA, Inc. is 125 Park Avenue, New York, New York 10017. The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-6401.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address

Tom Lobene	Treasurer, WPP USA. Tom Lobene was appointed Treasurer in 2003. Mr. Lobene is also the Treasurer of both Young & Rubicam Inc. TS Transaction, Inc. From 2000 to 2003, he served as the Assistant Treasurer—International at Hewlett Packard, a technology solutions provider to consumers, businesses and institutions globally. Mr. Lobene is a citizen of the United States.

The address of WPP Group USA, Inc. is 125 Park Avenue, New York, New York 10017.

The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-6401.

The address of Hewlett Packard is 1501 Page Mill Road, Palo Alto, CA 94304.

Paul W.G. Richardson	Finance director of WPP. Paul Richardson became finance director of WPP in 1996 after four years with WPP as director of treasury. He is responsible for WPP’s worldwide functions in finance, information technology, procurement, property, treasury, internal audit and corporate responsibility. Mr. Richardson is an Executive Vice President of WPP USA and a Director and Executive Vice President Young & Rubicam Inc. He is also the country manager for Italy and the President of TS Transaction, Inc. Previously he spent six years with the central financial team of Hanson PLC, one of the world’s leading heavy building materials companies. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC, a holding company for the United Kingdom’s leading public relations group and of STW Communications Group Limited, Australia’s largest communications services group. Both Chime Communications PLC and STW Communications Group Limited are companies associated with WPP. Mr. Richardson is a citizen of the United Kingdom.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-5401.

2.	WPP Group plc

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Philip Lader	Non-executive chairman of WPP. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings. Previously he was the president of a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a member of the Council of Lloyd’s (Insurance Market), a director of RAND, Marathon Oil, Rusal, AES Corporations, and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and a member of the Council on Foreign Relations. Mr. Lader is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Morgan Stanley is 20 Bank Street, Canary Wharf, Floor 07, London E14 4AD United Kingdom.

The address of Lloyd’s of London is One Lime Street, London EC3M 7HA United Kingdom.

The address of RAND Corporation is 1776 Main Street, PO Box 2138, Santa Monica, CA 90407-9979.

The address of Marathon Oil Corp. is 5555 San Felipe Road, Houston, Texas 77056-2799.

The address of AES Corporations is 4300 Wilson Boulevard, Arlington, Virginia 22203.

The address of Songbird Estates plc is 30th floor, One Canada Square, Canary Wharf, London E14 5AB United Kingdom.

Sir Martin Sorrell	Chief executive of WPP. Sir Martin Sorrell joined WPP in 1986 as a director, becoming WPP chief executive in the same year. Since 2006, he has served as a non-executive director of Formula One. Mr. Sorrell is a citizen of the United Kingdom.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

Paul W. G. Richardson	Finance director of WPP. Paul Richardson became finance director of WPP in 1996 after four years with WPP as director of treasury. He is responsible for WPP’s worldwide functions in finance, information technology, procurement, property, treasury, internal audit and corporate responsibility. Mr. Richardson is an Executive Vice President of WPP USA and a Director and Executive Vice President of Young & Rubicam Inc. He is also the country manager for Italy and the President of TS Transaction, Inc.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Young & Rubicam, Inc. is 285 Madison Avenue, New York, NY 10017-5401.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Previously he spent six years with the central financial team of Hanson PLC, one of the world’s leading heavy building materials companies. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC, a holding company for the United Kingdom’s leading public relations group and of STW Communications Group Limited are companies associated with WPP. Mr. Richardson is a citizen of the United Kingdom.

Mark Read	Strategy director of WPP. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and CEO of WPP Digital since 2002. He is a member of the Supervisory Board of HighCo. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards, a website that gives web rewards for completing certain activities which can then be exchanged for gifts and prizes in the United Kingdom. Mr. Read is a citizen of the United Kingdom.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

Colin Day	Non-executive director of WPP. Colin Day was appointed a non-executive director in July 2005. He is group finance director of Reckitt Benckiser plc, one of the world’s leading manufacturers of cleaning products, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc, a leading marketing services company, and previously held a number of senior finance positions with ABB Group plc, a global leader in power and automation technologies, and De La Rue Group plc, the world’s largest commercial security printer and

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Reckitt Benckiser plc is 103-105 Bath Road, Slough Berkshire, SL1 3UH United Kingdom.

The address of Imperial Tobacco plc is PO Box 244, Upton Road, Bristol, B599 7UJ United Kingdom.

The address of easyJet plc is Hangar 89, London Luton Airport, Bedfordshire, LU2 9PF United Kingdom.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
papermaker. He was a non-executive director of Imperial Tobacco plc, an international tobacco company, until February 2007 and of easyJet plc, a European low-cost airline, until September 30, 2005. Mr. Day is a citizen of the United Kingdom.

Esther Dyson	Non-executive director of WPP. Esther Dyson was appointed a director in 1999. In 2004 she sold her 21-year-old company, EDventure Holdings, Inc. to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and entrepreneur, again under the name of EDventure. She is an acknowledged deep thinker in the information technology industry, and has been highly influential for the past 20 years on the basis of her insight into the online/information technology market worldwide, including the emerging markets of Central and Eastern Europe and Asia. An angel investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of other IT start-ups including Boxbe (US), Eventful.com (US), Meetup Inc. (US), Midentity (UK), NewspaperDirect (Canada), CVO Group (Hungary) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of The Sunlight Foundation, which advocates transparency in government and is pushing US legislators to publish their daily diaries. Ms. Dyson is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of CNET is 235 Second Street, San Francisco, CA 94105.

The address of EDventure Holdings is 632 Broadway, New York, NY 10012.

Orit Gadiesh	Non-executive director of WPP. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc., a global management consulting company, and a	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Bain & Company, Inc. is 131 Dartmouth Street, Boston, MA 02116

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York. Mr. Gadiesh is a citizen of the United States.

David H. Komansky	Non-executive director of WPP. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc., one of the world’s leading financial management and advisory services companies, serving until his retirement on April 28, 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc., provider of global investment management, risk management and advisory services to institutional and retail clients around the world, and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital. Mr. Komansky is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Merrill Lynch & Co, Inc. is 4 World Financial Center, New York, New York 10080.

The address of Black Rock, Inc. is 40 East 52nd Street, New York, NY 10022.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Christopher Mackenzie	Non-executive director of WPP. Christopher Mackenzie was appointed a director in 2000. Since 2002, he has served as chief executive officer of Equilibrium, a London-based investor group. He is also a board member of the Abdul Latif Jameel Group, KazMunaiGas Exploration & Production JSC and Champagne Jacquesson et Fils S.A. He served as the chief executive officer of financial service groups including Brunswick Capital in Russia, Trizec Properties in the US and GE Capital Europe. Mr. Mackenzie is a citizen of the United Kingdom.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Equilibrium is 2nd Floor, Berkeley Square House, Berkeley Square, London WIJ 6BB United Kingdom.

The address of Abdul Latif Jameel Group is P.O. Box 248, Aeroplane Roundabout, Prince Majid Street, 21411 Jeddah Saudi Arabia.

The address of KazMunai Gas is 2 Birinshi Koshe, Soi Zhagalau 01000 Astana, Republic of Kazakhstan.

The address of Champagne Jacquesson is 68 Rue du Colonel Fabien, Dizy 51530, France.

The address of Brunswick Capital in Russia is Paveletsky Tower, Paveletskaya ploshad, 2/2 Moscow 115054, Russia

Stanley (Bud) Morten	Non-executive director of WPP. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co., a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co., Inc., in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company. Mr. Morten is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Citigroup is 399 Park Avenue, New York, NY 10043.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Koichiro Naganuma	Non-executive director of WPP. Koichiro Naganuma was appointed a director in February 2004. Since 2004, he has served as president and group chief operating officer of ASATSU-DK Inc., also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world. WPP took a 20% interest in ADK in 1998. Mr. Naganuma is a citizen of Japan.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of ASATSU-DK Inc. is 13-1, Tsukiji 1-chome, Chuo-ku, Tokyo, Japan.

Lubna Olayan	Non-executive director of WPP. Lubna Olayan was appointed a director in March 2005. Since 1986, Ms. Olayan has been the deputy chairman and chief executive officer of the Olayan Financing Company (OFC), a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. OFC operates or actively participates in more than 40 companies, often in partnership with leading multinationals and is one of the largest investors in the Saudi and regional stock markets. Ms. Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She is also a member of the International Business Council of the World Economic Forum and the International Advisory Board of the Council on Foreign Relations. Ms Olayan is a member of the Board of Directors of INSEAD. In October 2006, Ms. Olayan joined the International Advisory Board of Rolls Royce. Ms. Olayan is a citizen of the Kingdom of Saudi Arabia.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Olayan Financing Company is P.O. Box 8772, Riyadh, 11492 Saudi Arabia.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
John Quelch	Non-executive director of WPP. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Gentiva Health Services Inc., Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited. Mr. Quelch is a citizen of the United States.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Harvard Business School is Soldiers Field, Boston, Massachusetts 02163.

The address of London Business School is Regent’s Park, London NW1 4SA United Kingdom.

The address of Gentiva Health Services is 3 Huntington Quadrangle, 200S, Melville, NY 11747-4627.

The address of Inverness Medical Innovations, Inc. is 51 Sawyer Road, Suite 200, Waltham, MA 02453.

The address of PepsiCo, Inc. is 700 Anderson Hill Road, Purchase, NY 10577.

The address of Blue Circle Industries plc, Technical Centre 305 London Rd., Greenhithe, England.

The address of easyJet plc is Hangar 89, London Luton Airport, Bedfordshire LU2 9PF United Kingdom.

The address of Pentland Group plc is The Pentland Centre, Lakeside, Squires Lane, Finchley, London N3 2QL, United Kingdom.

The address of Reebok UK is Moor Lane Mill, Lancaster LA1 1GF United Kingdom.

Jeffrey A. Rosen	Non-executive director of WPP. Jeffrey Rosen was appointed a director in December 2004. Since 2002, he has served as a deputy chairman and managing director of Lazard Ltd. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York. Mr. Rosen is a citizen of the United States.	The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom. The address of Lazard Ltd. is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Citizenship	Business Address
Paul Spencer	Non-executive director of WPP. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. Since 2003, he has served as the chairman of State Street Managed Pension Funds Ltd. Since 2004, he has served chairman of the Association of Corporate Treasurers’ Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of Resolution Life Group plc and Nipponkoa Insurance (Europe) Ltd. Paul is a governor of Motability, a UK charity for the disabled. Mr. Spencer is a citizen of the United Kingdom.

The address of WPP is 27 Farm Street, London W1J 5RJ United Kingdom.

The address of Rolls-Royce International Limited is 65 Buckingham Gate, London SW1E 6AT United Kingdom.

The address of Royal & Sun Alliance PLC is 9th Floor, One Plantation Place, 30 Fenchurch Street, London EC3M 3BD United Kingdom.

The address of State Street Corporation is 225 Franklin Street, Boston, MA 02110.

The address of NS&I is Blackpool FY3 9YP United Kingdom.

The address of Sovereign Reversions Group plc is 31 Goldington Road, Bedford MK40 3LH United Kingdom.

The address of Resolution Life Group plc is Juyon House, 100 St. Paul’s Churchyard, London EC4M 8BU United Kingdom.

The address of Nippoukon Insurance (Europe) Ltd. is 3-7-3 Kasumigaseki, Chiyoda-Ku, Tokyo Japan.

The Letter of Transmittal, certificates for Shares, Notice of Guaranteed Delivery and any other required documents should be sent or delivered by each stockholder of the Company or the stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Citibank N.A.

By Mail: Citibank N.A. c/o Computershare Attn: Corporate Actions— Voluntary Offer P.O. Box 43011 Providence RI 02940-3011	By Overnight Courier: Citibank N.A. c/o Computershare Attn: Corporation Actions— Voluntary Offer 250 Royall Street Canton MA 02021

By Facsimile Transmission:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(781) 575-2332

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: (888) 605-1958